As filed with the Securities and Exchange Commission on June 17, 2005

                                                     Registration No. 333-123710
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 AUTOINFO, INC.
             (Exact name of Registrant as specified in its charter)

           Delaware                            4731                     13-2867481
(State or Other Jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
 Incorporation or Organization)     Classification Code Number)     Identification No.)

                                 AutoInfo, Inc.
                         6413 Congress Avenue, Suite 260
                            Boca Raton, Florida 33487
                                 (561) 988-9456
                            (561) 994-8033 Facsimile
    (Address, including zip code, and telephone number, including area code, of Registrant's executive offices)

                    -----------------------------------------

                                  Harry Wachtel
                             Chief Executive Officer
                         6413 Congress Avenue, Suite 260
                            Boca Raton, Florida 33487
                                 (561) 988-9456
                            (561) 994-8033 Facsimile
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                   -------------------------------------------

                                    Copy to:

                              Kenneth S. Rose, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                                 405 Park Avenue
                            New York, New York 10022
                                 (212) 838-5030
                            (212) 838-9190 Facsimile

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. |X|

      If the registrant elects to deliver it latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |_|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             -----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registraion statement filed with the Securities and Exchange Commission is effective This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated June__, 2005

                                4,383,333 SHARES
                                       of
                                  COMMON STOCK

                                 AUTOINFO, INC.

                                 --------------

      The selling stockholders named in this prospectus, Kinderhook Partners, LP and Vinoray R. Shah, are offering up to 4,383,333 shares of our common stock they own. We will not receive any of the proceeds from the sale of the shares. We will bear all costs relating to the offer and sale of the shares, which we expect will be approximately $13,000. However, the selling stockholders will pay any commissions, fees and discounts of underwriters, brokers, dealers or agents.

      Each selling stockholder will sell the shares whenever it chooses to do so at varying prices to be determined at the time of each sale either based upon prevailing market conditions or at negotiated prices. Each selling stockholder may sell these shares directly to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from either the selling stockholder or the purchasers of the shares or both of them. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

      Our common stock is quoted on the OTC Bulletin Board under the trading symbol "AUTO.OB." The high and low prices for our common stock on the OTC Bulletin Board were $0__ and $0.__ on June__, 2005.

      See "Risk Factors" beginning on page 6 of this prospectus for the factors you should consider before buying shares of our common stock.

      No underwriter or person has been engaged by us to facilitate the sale of the shares of common stock in this offering. This offering will continue for up to 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission or for so long thereafter as sales of shares offered by the selling stockholder would otherwise be subject to volume limitations imposed by Rule 144 under the Securities Act.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved these shares or determined that this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

                 The date of this Prospectus is _________, 2005

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                               PROSPECTUS SUMMARY

Business overview

      Through our wholly-owned subsidiary, Sunteck Transport Co., Inc. (Sunteck), we are a non-asset based transportation services company. As a non-asset based provider of brokerage and contract carrier transportation services, we do not own any equipment and our services are provided through our strategic alliances with less than truckload, truckload, air, rail, ocean common carriers and independent owner-operators to service our customers' needs. Our brokerage services are provided though a network of independent sales agents in 21 states and Canada. Our contract carrier services, which commenced in 2003, are also provided through a network of independent sales agents in nine states and 83 independent owner-operators. These services generated gross revenue, net revenue and net income of approximately $46.5 million, $8.7 million and $1.5 million, respectively, during our most recently completed fiscal year.

Strategy

      Our strategy is to continue to expand through affiliations with independent sales agents and through internal expansion. We intend to seek, on a selective basis, acquisition of businesses that have product lines or services which complement and expand our existing services and product lines, and provide us with strategic distribution locations or attractive customer bases. Our ability to implement our growth strategy will be dependent on our ability to identify and affiliate with these new agents on desirable economic terms.

--------------------------------------------------------------------------------

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Contact information

      Our principal executive office is located at 6413 Congress Avenue, Suite 260, Boca Raton, Florida 33487, and our telephone number is (561) 988-9456. Our web address is www.suntecktransport.com. None of the information on our website is part of this prospectus.

                                  The Offering

Securities offered............................   4,383,333 shares of common stock.

Shares of common stock to be outstanding after
     this offering............................   31,607,189(1)

Selling Stockholders .........................   Kinderhook Partners, LP and Vinoray R. Shah

Proceeds:.....................................   We will not receive any of the proceeds from the
                                                 sale of the shares. Although we will not receive
                                                 the proceeds from the sale of shares in this
                                                 offering, we will pay all of the expenses of the
                                                 offering, including, without limitation,
                                                 professional fees and printing expenses.

Risk factors:.................................   The offering involves a high degree of risk.
                                                 Please refer to "Risk Factors" for a description
                                                 of the risk factors you should consider.

OTC bulletin board symbol:....................   AUTO.OB

----------
(1) The information contained in this prospectus assumes no exercise of options outstanding immediately before this offering covering 5,732,372 shares of our common stock.

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                          Summary Financial Information

      The table below sets forth a summary of our statement of operations data as of March 31, 2005 and 2004, and December 31, 2004, 2003 and 2002.

                                          Three Months Ended
                                              March 31,                       Years Ended December 31,
                                             (Unaudited)                             (Audited)
                                       2005            2004            2004            2003            2002
                                    ---------------------------------------------------------------------------
Statement of Operations Data:                    (in thousands, except for share and per share data)
Gross revenue                            14,915           8,159          46,492          27,171          18,863

Net revenue                               3,067           1,478           8,734           5,076           3,368

Net income                                  393             176           1,466           1,300             340

Net income per share (basic)        $      0.01     $      0.01     $      0.05     $      0.05     $      0.01
Net income per share (diluted)      $      0.01     $      0.01     $      0.04     $      0.05     $      0.01

Weighted average number of
   shares outstanding (basic)        31,338,000      30,172,000      30,915,000      27,355,000      27,305,000
Weighted average number of
   shares outstanding (diluted)      34,177,000      32,611,000      33,438,000      28,789,000      27,940,000

      The table below sets forth a summary of our balance sheet data as of March 31, 2005, and December 31, 2004 and 2003.

                                     March 31           December 31,
                                    (Unaudited)           (Audited)
                                       2005          2004          2003
                                    -----------    --------      --------
                                                (in thousands)
      -------------------------
      Balance Sheet Data:
      -------------------------

      Cash and cash equivalents      $     51      $     38      $    133
      Accounts receivable               9,557         9,658         4,881
      Total assets                     11,512        11,795         6,286
      Total liabilities                 6,667         7,383         4,394
      Deficit                         (14,299)      (14,692)      (16,158)
      Stockholders' equity              4,845         4,412         1,892

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                                  RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase any shares.

We are dependent upon independent commission sales agents who have direct relationships with our customers.

      A substantial portion of our business is originated by our network of independent sales representatives. Most of these sales representatives work with us on a non-exclusive basis. We do not have non-compete or non-solicitation agreements with some of these representatives. These contracts are typically terminable upon 10 to 30 days notice by either party and do not always restrict the ability of a former agent to compete with Sunteck following termination. As a result, if sales representatives terminate their affiliation with us or direct their freight business to other logistics providers, our revenue and results of operations could be adversely affected.

Dependence on third party capacity providers.

      We do not own trucks or other transportation equipment and rely on third party capacity providers, including independent owner operators, unrelated trucking companies, railroads and air cargo carriers to transport freight for our customers. We compete with motor carriers and other third parties for the services of independent owner operators and other third party capacity providers. A significant decrease in available capacity provided by either our independent owner operators or other third party capacity providers could have a material adverse effect on Sunteck, including our results of operations and revenue.

Decreased demand for transportation services.

      The transportation industry historically has experienced cyclical financial results as a result of slowdowns in economic activity, the business cycles of customers, price increases by capacity providers, interest rate fluctuations, and other economic factors beyond Sunteck's control. Certain of our third party capacity providers can be expected to charge higher prices to cover increased operating expenses, and our operating income may decline if we are unable to pass through to our customers the full amount of these higher transportation costs. If a slowdown in economic activity or a downturn in our customers' business cycles causes a reduction in the volume of freight shipped by those customers, our operating results could be materially adversely affected.

We have limited marketing and sales capabilities and must make sales in fragmented markets.

      Our future success depends, to a great extent, on our ability to successfully market our services through our network of independent agents. Our sales and marketing capabilities are more limited than many of our competitors who have captive internal sales forces and greater financial resources than us. We cannot assure you that any marketing and sales efforts undertaken on our behalf will be successful or will result in any significant sales.

Our industry is intensely competitive, which may adversely affect our operations and financial results.

      All our markets are intensely competitive and numerous companies offer services that compete with our services. We anticipate that competition for our services will continue to increase. Many of our competitors have substantially greater capital resources, sales and marketing resources and experience. We cannot assure you that we will be able to effectively compete with our competitors in effecting our business expansion plans.

We depend on the continued services of our president.

      Our future success depends, in part, on the continuing efforts of our president, Harry Wachtel, who conceived our strategic plan and who is responsible for executing that plan. The loss of Mr. Wachtel would adversely affect our business. At this time we do not have any term "key man" insurance on Mr. Wachtel. If we lose the services of Mr. Wachtel, our business, operations and financial condition would be materially adversely affected.

We may have difficulties in managing our growth.

      Our future growth depends, in part, on our ability to implement and expand our financial control systems and to expand, train and manage our employee base and provide support to an expanded customer base. If we cannot manage growth effectively, it could have a material adverse effect on our results of operations, business and financial condition. Acquisitions and expansion involve substantial infrastructure and working capital costs. We cannot assure you that we will be able to integrate our acquisitions and expansions efficiently. Similarly, we cannot assure you that we will continue to expand or that any expansion will enhance our profitability. If we do not achieve sufficient revenue growth to offset increased expenses associated with our expansion, our results will be adversely affected.

We must attract and retain qualified personnel.

      As we implement our business growth strategy, significant demands will be placed on our managerial, financial and other resources. One of the keys to our future success will be our ability to attract and retain highly qualified marketing, sales and administrative personnel. Competition for qualified personnel in these areas is intense and we will be competing for their services with companies that have substantially greater resources than we do. We cannot assure you that we will be able to identify, attract and retain personnel with skills and experience necessary and relevant to the future operations of our business. Our inability to retain or attract qualified personnel in these areas could have a material adverse effect on our business and results of operations.

We may require additional financing in the future, which may not be available on acceptable terms.

      Depending on our ability to generate revenues, we may require additional funds to expand Sunteck's business operations and for working capital and general corporate purposes. Any additional equity financing may be dilutive to stockholders, and debt financings may involve restrictive covenants that further limit our ability to make decisions that we believe will be in our best interests. In the event we cannot obtain additional financing on terms acceptable to us when required, our ability to expand Sunteck's operations may be materially adversely affected.

Our principal stockholders have substantial control over our affairs.

      As of June 16, 2005, our president, Harry Wachtel was our largest stockholder, owning approximately 24% of the issued and outstanding shares of our common stock. Further, James T. Martin owns approximately 20% of the issued and outstanding shares of our common stock. As a result, either Mr. Wachtel or Mr. Martin could assert control over our affairs, including the election of directors and any proposals regarding a sale of the company or its assets or a merger. In addition, this concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination which you, as a stockholder, may otherwise view favorably.

Our stock price is volatile and could be further affected by events not within our control.

      The market price of our common stock has historically experienced and may continue to experience significant volatility. For the 52-week period ended June 15, 2005, our closing stock price has ranged from $0.32 to $0.74. On June 15, 2005, our closing stock price was $0.42.

      The trading price of our common stock has been volatile and will continue to be subject to:

      o     volatility in the trading markets generally;

      o     significant fluctuations in our quarterly operating results; and

      o     announcements   regarding  our  business  or  the  business  of  our
            competitors.

      Statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could also have an adverse effect on the market price of our common stock. In addition, the stock market as a whole has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many small cap companies and which often have been unrelated to the operating performance of these companies.

The price of our common stock may be adversely affected by the possible issuance of shares of our common stock as a result of the exercise of outstanding options.

      We have granted options covering approximately 5.7 million shares of our common stock. As a result of the actual or potential sale of these shares into the market, our common stock price may decrease.

Future sales of our common stock may adversely affect our common stock price.

      If our stockholders sell a large number of shares of common stock or if we issue a large number of shares in connection with future acquisitions or financings, the market price of our common stock could decline significantly. In addition, the perception in the public market that our stockholders might sell a large number of shares of common stock could cause a decline in the market price of our common stock.

Some provisions in our charter documents and bylaws may have anti-takeover effects.

      Our certificate of incorporation and bylaws contain provisions that may make it more difficult for a third party to acquire us, with the result that it may deter potential suitors. For example, our board of directors is authorized, without action of the stockholders, to issue authorized but unissued common and preferred stock. The existence of authorized but unissued common and preferred stock enables us to discourage or to make it more difficult to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

We have agreed to limitations on the potential liability of our directors.

      Our certificate of incorporation provides that, in general, directors will not be personally liable for monetary damages to the company or our stockholders for a breach of fiduciary duty. Although this limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in the certificate of incorporation could prevent us from recovering monetary damages.

Liquidity on the otc bulletin board is limited, and we may be unable to obtain listing of our common stock on a more liquid market.

      Our common stock is quoted on the OTC Bulletin Board, which provides significantly less liquidity than a securities exchange (such as the American or New York Stock Exchange) or an automated quotation system (such as the Nasdaq National or SmallCap Market). We do not currently meet the minimum trading price requirement for listing on the Nasdaq SmallCap Market or the American Stock Exchange. There is uncertainty that we will ever be accepted for a listing on an automated quotation system or securities exchange.

Our common stock has been thinly traded, and the public market may provide little or no liquidity for holders of our common stock.

      Purchasers of shares of our common stock may find it difficult to resell their shares at prices quoted in the market or at all. There is currently a limited volume of trading in our common stock, and on many days there has been no trading activity at all. Due to the historically low trading price of our common stock, many brokerage firms may be unwilling to effect transactions in our common stock, particularly because low-priced securities are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities (generally those below $5.00 per share). We cannot predict when or whether investor interest in our common stock might lead to an increase in its market price or the development of a more active trading market or how liquid that market might become.

The application of the "penny stock" rules could adversely effect the market price of our common stock.

      As long as the trading price of our common stock is below $5.00 per share, the open-market trading of our common stock will be subject to the "penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell the common stock and may affect a stockholder's ability to resell the common stock.

      Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

                           FORWARD-LOOKING STATEMENTS

      Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "our future success depends," "seek to continue," or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in this "Risk Factors" section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                 USE OF PROCEEDS

      All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

                                 DIVIDEND POLICY

      We have not declared or paid any dividends in the last two years and we do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will be dependent upon our fiscal condition, results of operations capital requirements and other factors our board of directors may deem relevant.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2005, and December 31, 2004 and 2003:

                                                         March 31,                December 31,
                                                           2005              2004              2003
                                                        (Unaudited)                 (Audited)
                                                       ------------      ------------------------------
      Current liabilities:
          Loan payable                                 $  1,753,000      $  1,998,000      $  1,046,000
          Convertible subordinated debentures                                      --           575,000
          Accounts payable and accrued liabilities        4,914,000         5,385,000         2,773,000
                                                       ------------      ------------      ------------
             Total current liabilities                 $  6,667,000      $  7,383,000      $  4,394,000
                                                       ------------      ------------      ------------

      Stockholders' Equity
          Common stock -- authorized 100,000,000
          shares $.001 par value; issued and
          outstanding --31,367,000, 31,218,000 and
          27,382,923 shares as of March 31, 2005,

                                                         March 31,                December 31,
                                                           2005              2004              2003
                                                        (Unaudited)                 (Audited)
                                                       ------------      ------------------------------
          December 31, 2004 and 2003, respectively     $     31,000      $     31,000      $     27,000
      Current liabilities:
          Preferred stock -- authorized 10,000,000
          shares$.001 par value; issued and
          outstanding --0 shares as of March 31,
          2005, December 31, 2004 and 2003,
          respectively                                           --                --                --
          Other capital                                     324,000           324,000                --
          Deferred compensation                            (260,000)         (277,000)               --
          Additional paid-in capital                     19,049,000        19,026,000        18,023,000
          Deficit                                       (14,299,000)      (14,692,000)      (16,158,000)
                                                       ------------      ------------      ------------
             Total stockholders' equity                $  4,845,000      $  4,412,000      $  1,892,000
                                                       ------------      ------------      ------------

                        PRICE RANGES OF OUR COMMON STOCK

      Our common stock is not listed on any stock exchange. Our common stock is traded over-the-counter on the Over-the-Counter Electronic Bulletin Board under the symbol "Auto." The following table sets forth the high and low bid information for the common stock for the periods presented, as reported by the Over-the-Counter Electronic Bulletin Board. The bid information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

            Year Ended December 31, 2005                High      Low
            ----------------------------                ----      ---

            First quarter                              $0.74     $0.43
            Second quarter (through June 15, 2005)     $0.60     $0.40

            Year Ended December 31, 2004                High      Low
            ----------------------------                ----      ---

            First quarter                              $0.70     $0.28
            Second quarter                              0.67      0.41
            Third quarter                               0.51      0.32
            Fourth quarter                              0.61      0.32

            Year Ended December 31, 2003                High      Low
            ----------------------------                ----      ---

            First quarter                              $0.22     $0.14
            Second quarter                              0.23      0.11
            Third quarter                               0.37      0.17
            Fourth quarter                              0.39      0.23

      On June 15, 2005, the closing bid price per share for our common stock, as reported on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. was $ 0.42. As of June 16, 2005, we had approximately 1,000 beneficial stockholders.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following is a summary of our selected consolidated financial data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The financial data has been derived from our audited consolidated financial statements and accompanying notes. This financial data reflects our acquisition of Sunteck in December 2000, which was accounted for as a pooling of interest. Accordingly, all periods presented below have been restated to include the accounts and operations of Sunteck under continuing operations.

      The selected financial data set forth below should be read together with, and are qualified by reference to, the "Management's Discussion and Analysis of Financial condition and Results of Operations" section of this report and our audited consolidated financial statements and accompanying notes included elsewhere in this report.

000's omitted, except         Three Months Ended                 Years ended December 31,
for per share data                 March 31,        ----------------------------------------------------
                                2005       2004       2004       2003       2002       2001        2000
                              -------    -------    -------    -------    -------    -------     -------
                                  (Unaudited)                            (Audited)
Statement of
Operations Data:

Gross revenues                $14,915    $ 8,159    $46,492    $27,171    $18,863    $ 8,029     $ 3,389

Net revenues (1)                3,067      6,681      8,734      5,076      3,368      1,567         835

Income (loss) from
    continuing
    operations                    393        176      1,466      1,300        340        (15)        (81)

Income from
    discontinued
    operations                     --         --         --         --         --         --       9,471

Net income (loss)             $   393    $   176    $ 1,466    $ 1,300    $   340    $   (15)    $ 9,390

Basic net income (loss)
    per share (2) (3)
    From continuing
    operations                $   .01    $   .01    $   .05    $   .05    $   .01    $  (.00)    $   .00
    From discontinued
    operations                                           --         --         --         --         .51
                              -------    -------    -------    -------    -------    -------     -------
Net income (loss) per
    share, basic              $   .01    $   .01    $   .05    $   .05    $   .01    $  (.00)    $   .51
                              -------    -------    -------    -------    -------    -------     -------

Diluted net income
    (loss) per share(2)(3)
    From continuing
    operations                $   .01    $   .01    $   .04    $   .05    $   .01    $  (.00)    $   .00

    From discontinued
    operations                     --         --         --         --         --         --         .48
                              -------    -------    -------    -------    -------    -------     -------
Net income (loss) per
    share, diluted            $   .01    $   .01    $   .04    $   .05    $   .01    $  (.00)    $   .48
                              -------    -------    -------    -------    -------    -------     -------

(1) Net revenues are determined by deducting cost of transportation from gross revenues. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) The common stock equivalents for the three months ended March 31, 2005 and 2004 were 2,839,000 and 2,439,000, respectively, and for the years ended December 31, 2004, 2003, 2002 and 2000 were 2,523,000, 1,434,000, 635,000 and 1,304,000 respectively.

(3) The common stock equivalents for the years ended December 31, 2001 was 30,000. The common stock equivalents for these shares were not included in the calculation of diluted income (loss) per common share because the effect would have been antidilutive.

                                                              As at December 31,
                                         ------------------------------------------------------------
000's omitted        As at March 31,       2004         2003         2002         2001         2000
                           2005          ------------------------------------------------------------
                       (Unaudited)                                 (Audited)
                       -----------       ------------------------------------------------------------
Balance Sheet Data:

Cash and short term
    investments         $     51         $     38     $    133     $    684     $    898     $    941
Accounts receivable        9,557            9,658        4,881        2,996        1,358          720
Total assets              11,512           11,795        6,286        3,944        2,458        1,740
Total liabilities          6,667            7,383        4,394        3,356        2,215        1,481
Deficit                  (14,299)         (14,692)     (16,158)     (17,458)     (17,798)     (17,784)
Stockholders' equity       4,845            4,412        1,892          588          243          258

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

      Cautionary statement identifying important factors that could cause our actual results to differ from those projected in forward looking statements.

      Readers of this report are advised that this document contains both statements of historical facts and forward looking statements. Forward looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to (i) projections of revenues, income or loss, earnings per share, capital expenditures, dividends, capital structure and other financial items, (ii) statements of our plans and objectives with respect to business transactions and enhancement of shareholder value, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about our business prospects.

      This report also identifies important factors, which could cause actual results to differ materially from those indicated by the forward looking statements. These risks and uncertainties include the factors discussed under the heading "Risk Factors" beginning at page 6 of this prospectus.

      The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report.

Overview

Overview

      Through our wholly-owned subsidiary, Sunteck Transport Co., Inc. (Sunteck), we are a non-asset based transportation services company, providing transportation capacity and related transportation services to shippers throughout the United States, and to a lesser extent, Canada. As a non-asset based provider of brokerage and contract carrier transportation services, we do not own any equipment and our services are provided through our strategic alliances with less than truckload, truckload, air, rail, ocean common carriers and independent owner-operators to service our customers' needs. Our non-asset based services include ground transportation coast to coast, local pick up and delivery, air freight and ocean freight. We have strategic alliances with less than truckload, truckload, air, rail and ocean common carriers to service our customers' needs. Our business services emphasize safety, information coordination and customer service and are delivered through a network of independent commissioned sales agents and third party capacity providers coordinated by us. The independent commissioned sales agents typically enter into non-exclusive contractual arrangements with Sunteck and are responsible for locating freight and coordinating the transportation of the freight with customers and capacity providers. The third party capacity providers consist of independent contractors who provide truck capacity to us, including owner-operators who operate under our contract carrier license, air cargo carriers and railroads. Through this network of agents and capacity providers, Sunteck operates a transportation services business with revenue, net revenue and net income of approximately $46.5 million, $8.7 million and $1.5 million, respectively, during our most recently completed fiscal year.

      Our brokerage services are provided though a network of independent sales agents throughout the United States and Canada. Our services include arranging for the transport of customers' freight from the shippers location to the designated destination. We do not own any trucking equipment and rely on independent carriers for the movement of customers' freight. We seek to establish long-term relationships with our customers and provide a variety of logistics services and solutions to eliminate inefficiencies in our customers' supply chain management.

      Our contract carrier services, which commenced in 2003, are also provided through a network of independent sales agents and independent owner-operators throughout the United States. We do no own any trucking equipment; our independent owner-operators lease onto our operating authority and transport freight under the Sunteck name.

      The most significant factor in our growth during the past two years has been the expansion of our brokerage services agent network and, in 2003, the introduction and expansion of our contract carrier services agent and owner operator network. This growth is readily measured by the number of transactions we have processed, which increased from 8,300 to 13,300 for the respective three month periods ended March 31, 2005 and 2004, an increase of 60% and from 30,800 to 43,300 for the respective years ended December 31, 2004 and 2003. The average revenue dollars per load in our brokerage division increased by 20% in the three month period ended March 31, 2005 as compared to 2004 as well as for the year ended December 31, 2004 as compared to 2003. This is the result of several factors including an increase in truckload business versus less than truckload at higher per load revenues, the addition of sales agents hauling heavy equipment at higher per load revenues and, to a lesser degree, a general increase in prices. The net revenue percentage in our brokerage division increased by 18% in the three month period ended March 312005 as compared to 2004. This is primarily the result of revenue mix and, to a lesser degree, a general increase in prices.

      During the next twelve months, we plan to continue to offer our brokerage and contract carrier transportation services and expand our agent network. We are presently profitable and have adequate available lines of credit to satisfy our working capital requirements during the next twelve months.

Results of operations

For the three months ended March 31, 2005 and 2004

      During the quarter ended March 31, 2005, we continued to implement our strategic growth business plan consisting primarily of the expansion of client services, the opening of regional operations centers in key geographical markets, and the addition of independent sales agents providing brokerage and contract carrier services. Our net revenues (gross revenues less cost of transportation) are the primary indicator of our ability to source, add value and resell service that are provided by third parties and are considered to be the primary measurement of growth. Therefore, the discussion of the results of operations below focuses on the changes in our net revenues. The increases in net revenues and all related cost and expense categories are the direct result of our business expansion.

The following table represents certain statement of operation data as a percentage of net revenues:

                                                      2005         2004
                                                     ------       ------

      Net revenues                                    100.0%       100.0%

         Commissions                                   61.9%        56.8%
         Operating expenses                            24.8%        30.4%
         Interest expense                               1.6%          .9%
         Income taxes (benefit)                        (1.1)%        (.1)%

      Net income                                       12.8%        11.9%

Revenues

      Gross revenues, consisting of freight fees and other related services revenue, totaled $14,915,000 for the quarter ended March 31, 2005, as compared with $8,159,000 in the prior year period, an increase of 83%. Net revenues were $3,067,000 for the quarter ended March 31, 2005, as compared with $1,478,000 in the prior year period, an increase of 108%. Gross revenues from brokerage services increased to $12,372,000 from $6,848,000 and net revenues increased to $2,581,000 from $1,216,000 in the prior year period. This increase is the direct result of the continued expansion of our agent network and customer base which resulted in a 51% increase in the number of transactions processed and an increase of 19% in the average dollars per load. Gross revenues from contract carrier services increased to $2,543,000 from $1,311,000 and net revenues increased to $486,000 from $262,000 which is a direct result of a 93% increase in the number of transactions processed.

Costs and expenses

      Commissions totaled $1,900,000 for the quarter ended March 31, 2005, as compared with $840,000 in the prior year period, an increase of 126%. As a percentage of net revenues, commissions were 62% for the quarter ended March 31, 2005 as compared with 57% in the prior year period. This increase is the result of the higher commission rates associated with the expansion of the sales agent base in our brokerage services.

      Operating expenses totaled $760,000 for the quarter ended March 31, 2005, as compared with $449,000 in the prior year period, an increase of 69%. As a percentage of net revenues, operating expenses were 25% for the quarter ended March 31, 2005, as compared with 30% in the prior year period. During 2005, we moved our headquarters increasing our space to 5,300 square feet. We have increased administrative staff commensurate with the increase in transaction volume. We presently have adequate facilities and management to handle the present and anticipated transaction volume in 2005 without significant increase in overhead.

      Interest expense, which includes fees and other bank charges, was $48,000 for the quarter ended March 31, 2005, as compared with $14,000 in the prior year period. This increase is primarily the result of increased borrowings pursuant to our $2.5 million line of credit at an interest rate of prime + 1/2% and an increase in bank fees as a result of increased transaction volume.

Income tax

      The income tax benefit of $34,000 for the quarter ended March 31, 2005 consisted of $177,000 resulting from the anticipated future utilization of an available federal tax loss carryforward, net of the amortization of deferred tax benefit of $121,000 and state income taxes of $22,000. The income tax benefit of $1,000 for the quarter ended March 31, 2004 consisted of $70,000 resulting from the anticipated future utilization of an available federal tax loss carryforward, net of the amortization of deferred tax benefit of $59,000 and state income taxes of $10,000. Based upon available objective evidence, including the Company's post-merger history of profitability, management believes it is more likely than not that forecasted taxable income will be sufficient to utilize a portion of the net operating loss carryforward before its expiration in 2014. Accordingly, as of March 31, 2005, the valuation allowance was reduced by an additional $177,000.

Net income

      Net income totaled $393,000 for the quarter ended March 31, 2005, as compared with $176,000 in the prior year period. This increase is the direct result of the increase in revenues due to the continuing expansion of our operations and the additional recognition on the deferred tax asset of $177,000.

For the year ended December 31, 2004

      During the year ended December 31, 2004, we continued to implement our strategic growth business plan consisting primarily of the expansion of client services, the opening of regional operations centers in key geographical markets, the addition of independent sales agents providing brokerage and contract carrier services. Our net revenues (gross revenues less cost of transportation) are the primary indicator of our ability to source, add value and resell services that are provided by third parties and are considered to be the primary measurement of growth. Therefore, the discussion of the results of operations below focuses on the changes in our net revenues. The increases in net revenues and all related cost and expense categories are the direct result of our business expansion.

The following table represents certain statement of operation data as a percentage of net revenues:

                                                      2004         2003
                                                     ------       ------

      Net revenues                                    100.0%       100.0%

         Commissions                                   59.3%        58.2%
         Operating expenses                            28.0%        28.6%
         Other charges                                  1.4%         2.5%
         Income taxes (benefit)                        (5.5)%      (14.9)%

      Net income                                       16.8%        25.6%

Revenues

      Gross revenues, consisting of freight fees and other related services revenue, totaled $46,492,000 for the year ended December 31, 2004, as compared with $27,171,000 in the prior year, an increase of 71%. Net revenues were $8,734,000 for the year ended December 31, 2004, as compared with $5,076,000 in the prior year, an increase of 72%. Gross revenues from brokerage services increased to $36,931,000 from $25,106,000 and net revenues increased to $7,032,000 from $4,685,000 in the prior year. This increase is the direct result of the continued expansion of our agent network and customer base which resulted in a 41% increase in the number of transactions processed and a 21% increase in the average dollar amount per load. Gross revenues from contract carrier services, which we began offering in 2003, increased to $9,561,000 from $2,065,000 and net revenues increased to $1,702,000 from $391,000 in the prior year.

Costs and expenses

      Commissions totaled $5,179,000 for the year ended December 31, 2004, as compared with $2,955,000 in the prior year, an increase of 75%. This increase is the direct result of the continued expansion of our agent network and customer base. As a percentage of net revenues, commissions were 59% for the year ended December 31, 2004 as compared with 58% in the prior year.

      Operating expenses totaled $2,449,000 for the year ended December 31, 2004, as compared with $1,450,000 in the prior year. As a percentage of net revenues, operating expenses were 28% for the year ended December 31, 2004 as compared with 29% in the prior year. This decrease is the direct result of management's ability to leverage selling, general and administrative expenses in connection with business expansion. We have increased administrative staff commensurate with the increase in transaction volume. In February 2005, we moved our headquarters increasing our space to 5,300 square feet. We presently have adequate facilities and management to handle the present and anticipated transaction volume in 2005 without a significant increase in overhead.

      Interest expense was $120,000 for the year ended December 31, 2004 as compared with $131,000 in the prior year. This decrease is primarily the result of borrowings pursuant to our line of credit, secured in May 2004 at a interest rate of prime + 1/2% and the corresponding repayment in May 2003 of the $500,000 loan at an interest rate of 17%, originated in August 2001.

Income tax

      The income tax benefit of $480,000 for the year ended December 31, 2004 consisted of a benefit of $873,000 resulting from the anticipated future utilization of an available federal tax loss carryforward, net of income taxes of $393,000. The income tax benefit of $754,000 for the year ended December 31, 2003 consisted of $784,000 resulting from the anticipated future utilization of an available federal tax loss carryforward, net of state income taxes of $30,000. Based upon available objective evidence, including our post-merger history of profitability, we believe that it is more likely than not that forecasted taxable income will be sufficient to utilize a portion of the net operating loss carryforward before its expiration in 2014. Accordingly, in 2004 the valuation allowance was reduced by $873,000.

Net income

      Net income totaled $1,466,000 for the year ended December 31, 2004, as compared with $1,300,000 in the prior year. This increase is the direct result of the increase in revenues due the continuing expansion of our operations resulting in an increase in income before income taxes of $440,000 offset by the net decrease in the recognition on the deferred tax asset of $247,000 and the increase in state income taxes of $27,000.

For the year ended December 31, 2003

      During the year ended December 31, 2003, we continued to implement our strategic growth business plan consisting primarily of the expansion of client services, the opening of regional operations centers in key geographical markets, the addition of independent sales agents providing brokerage and contract carrier services. Our net revenues (gross revenues less cost of transportation) are the primary indicator of our ability to source, add value and resell service that are provided by third parties and are considered to be the primary measurement of growth. Therefore, the discussion of the results of operations below focuses on the changes in our net revenues. The increases in net revenues and all related cost and expense categories are the direct result of our business expansion.

The following table represents certain statement of operation data as a percentage of net revenues:

                                                       2003         2002
                                                      ------       ------

      Net revenues                                     100.0%       100.0%

         Commissions                                    58.2%        54.2%
         Operating expenses                             28.6%        31.4%
         Other charges                                   2.5%         3.8%
         Income taxes (benefit)                        (14.9)%         .5%

      Net income                                        25.6%        10.1%

Revenues

      Gross revenues, consisting of freight fees and other related services revenue, totaled $27,171,000 for the year ended December 31, 2003, as compared with $18,863,000 in the prior year, an increase of 44%. Net revenues were $5,076,000 for the year ended December 31, 2003, as compared with $3,368,000 in the prior year, an increase of 51%. Gross revenues from brokerage services increased to $25,106,000 from 18,863,000 and net revenues increased to $4,685,000 from $3,368,000 in the prior year. This increase is the direct result of the continued expansion of our agent network and customer base. Gross revenues from contract carrier services, which we began offering in 2003, were $2,065,000 and net revenues were 391,000. A significant portion of these revenues and earnings occurred in the fourth quarter. The total net revenue growth was 51% as compared with the gross revenue increase of 44% is the result of higher margins in our contract carrier division and the general mix of business at higher margins generated by our expanded sales agent base.

Costs and expenses

      Commissions totaled $2,955,000 for the year ended December 31, 2003, as compared with $1,827,000 in the prior year, an increase of 51%. As a percentage of net revenues, commissions were 58.2% for the year ended December 31, 2003 as compared with 54.2% in the prior year. This increase is the direct result of higher commission rates paid to sales agents related to competition for attracting new sales agent pursuant to our business expansion model.

      Operating expenses totaled $1,450,000 for the year ended December 31, 2003, as compared with $1,057,000 in the prior year. As a percentage of net revenues, operating expenses were 28.6% for the year ended December 31, 2003 as compared with 31.4% in the prior year. This decrease is the direct result of management's ability to leverage selling, general and administrative expenses in connection with business expansion. During 2003, we moved our headquarters increasing our space to 2,350 square feet. We have increased administrative staff commensurate with the increase in transaction volume. We presently have adequate facilities and management to handle the present and anticipated transaction volume in 2004 without significant increase in overhead.

      Investment income, primarily consisting of the gain on the sale of marketable securities and dividend and interest income, yielded a gain of $6,000 for the year ended December 31, 2003, as compared to $26,000 in the prior year. This decrease is the direct result of the sale of substantially all marketable securities during the year ended December 31, 2002.

      Interest expense was $131,000 for the year ended December 31, 2003 as compared with $154,000 in the prior year. This decrease is primarily the result of borrowings pursuant to our $1.5 million line of credit, secured in May 2003 at a interest rate of prime + 1/2% and the corresponding repayment in May 2003 of the $500,000 loan at an interest rate of 17%, originated in August 2002.

Income tax

      The income tax benefit of $754,000 for the year ended December 31, 2003 consisted of $784,000 resulting from the anticipated future utilization of an available federal tax loss carryforward, net of state income taxes of $30,000. Based upon available objective evidence, including the Company's post-merger history of profitability, management believes it is more likely than not that forecasted taxable income will be sufficient to utilize a portion of the net operating loss carryforward before its expiration in 2014. Accordingly, in 2003 the valuation allowance was reduced by $784,000. Income taxes of $16,000 for the year ended December 31, 2002 related to the operating results net of the benefit of the utilization of net operating loss carryforwards.

Net income

      Net income totaled $1,300,000 for the year ended December 31, 2003, as compared with $340,000 in the prior year. This increase is the direct result of the increase in revenues due the continuing expansion of our operations and the recognition on the deferred tax asset of $784,000.

Trends and uncertainties

      The transportation industry is highly competitive and highly fragmented. In our brokerage services, our primary competitors are other non-asset based as well as asset based third party logistics companies, freight brokers, carriers offering logistics services and freight forwarders. In our contract carrier services, our competitors are other contract carriers and common carriers. We also compete with customers' and shippers' internal traffic and transportation departments as well as carriers internal sales and marketing departments directly seeking shippers' freight. We anticipate that competition for our services will continue to increase. Many of our competitors have substantially greater capital resources, sales and marketing resources and experience. We cannot assure you that we will be able to effectively compete with our competitors in effecting our business expansion plans. The most significant trend contributing to our growth during the past two years has been the expansion of our brokerage services agent network and, in 2003, the introduction and expansion of our contract carrier agent and owner operator network. Sales agents are independent contractors and, as such, there are no assurances that we can either maintain our existing agent network or continue to expand this network.

      For the year ended December 31, 2004, we increased gross revenues from $27.2 million to $46.5 million and had net income of $1,466,000 as compared with $1,300,000 in the prior year. As of December 31, 2004, we had an accumulated deficit of $14.7 million.

      For the quarter ended March 31, 2005, we increased gross revenues from $8.2 million to $14.9 million and had net income of $393,000 as compared with $176,000 in the prior year. As of March 31, 2005, we had an accumulated deficit of $14.3 million. Factors that could adversely affect our operating results include:

      o     the success of Sunteck in expanding its business operations; and

      o     changes in general economic conditions.

      Depending on our ability to generate revenues, we may require additional funds to expand Sunteck's business operations and for working capital and general corporate purposes. Any additional equity financing may be dilutive to stockholders, and debt financings may involve restrictive covenants that further limit our ability to make decisions that we believe will be in our best interests. In the event we cannot obtain additional financing on terms acceptable to us when required, our ability to expand Sunteck's operations may be materially adversely affected.

Liquidity and capital resources

      During the past two years, our sources for cash have been the cash flow generated from operations and available borrowings under lines of credit.

      At March 31, 2005 and December 31, 2004, we had outstanding $1,753,000 and $1,998,000, respectively, pursuant to our $2,500,000 line of credit. The line of credit, obtained from a bank in May 2003, is subject to the maintenance of certain financial covenants, is secured by accounts receivable and other operating assets, and matures in June 2005. We believe that we have sufficient working capital to meet our short-term operating needs and that we will be able to increase, extend or replace the line of credit on terms acceptable to us.

      At March 31, 2005 and December 31, 2004, we had liquid assets of approximately $51,000 and $38,000, respectively. Available cash is used to reduce borrowings on our line of credit.

      The total amount of debt outstanding as of March 31, 2005 and 2004 was $1,753,000 and $369,000, respectively, and the total amount of debt outstanding as of December 31, 2004 and 2003 was $1,998,000 and $1,621,000, respectively. The following tables present our debt instruments and their weighted average interest rates as of March 31, 2005 and 2004, and December 31, 2004 and 2003, respectively:

                                                                        Weighted
                                            Weighted                     Average
      As of March 31,       Balance       Average Rate   Balance          Rate
                           -----------------------------------------------------
                                       2005                       2004
                           -----------------------------------------------------

      Line of Credit       $1,753,000         6.0%      $  369,000         4.5%

                                                                        Weighted
                                            Weighted                     Average
      As of December 31,    Balance       Average Rate   Balance          Rate
                           -----------------------------------------------------
                                       2005                       2004
                           -----------------------------------------------------

      Subordinated Debt            --          --       $  575,000        12.0%
      Line of Credit       $1,998,000         5.2%      $1,046,000         4.5%

      Inflation and changing prices had no material impact on our revenues or the results of operations for the three months ended March 31, 2005 or for the year ended December 31, 2004.

      In January 2004, we sold 1,333,333 shares of our common stock for cash proceeds of $417,000. Simultaneously, in a related transaction, our 12% convertible debentures were converted into 2,300,000 shares of common stock. The result of these transactions was an increase in cash of $417,000, a decrease in debt of $575,000 and an increase in equity of $1,017,000. The cash proceeds of $417,000 were used to reduce the outstanding balance under our line of credit.

Critical Accounting Policies

      Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 of the Notes to Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our financial statements. The most significant areas involving management estimates and assumptions are described below. Actual results could differ materially from management's estimates under different assumptions or conditions.

Revenue Recognition

      As a third party transportation logistics provider, we act as the shippers' agent and arrange for a carrier to handle the freight. Gross revenues consist of the total dollar value of services purchased by shippers. Revenue is recognized upon the delivery of freight, at which time the related transportation cost, including commission, is also recognized. At that time, our obligations are completed and collection of receivables is reasonably assured.

      Emerging Issues Task Force No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent" (EITF 99-19), establishes criteria for recognizing revenues on a gross or net basis. We are the primary obligor in our transactions, have all credit risk, maintain substantially all risk and rewards, have discretion in selecting the supplier, and latitude in pricing decisions. Accordingly, we record all transactions at the gross amount, consistent with the provisions of EITF 99-19.

Income Taxes

      The deferred tax asset represents expected future tax savings resulting from our net operating loss carryforward. As of December 31, 2004, we had a net operating loss carryforward of approximately $16.5 million for federal income tax purposes which expire through 2014. Utilization of this benefit is primarily subject to the extent of our future earnings, and may be limited by, among other things, shareholder changes, including the possible issuance of additional shares in one or more financing or acquisition transactions. We have established a valuation allowance for the portion of possible tax savings not likely to be realized by the end of the carryforward period.

Provision For Doubtful Accounts

      We continuously monitor the creditworthiness of our customers and have established an allowance for amounts that may become uncollectible in the future based on current economic trends, our historical payment and bad debt write-off experience, and any specific customer related collection issues.

Recently Issued Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R), replacing SFAS 123 and superseding Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). SFAS 123R requires public companies to recognize compensation expense for the cost of awards of equity compensation effective July 1, 2005. This compensation cost will be measured as the fair value of the award estimated using an option-pricing model on the grant date. The Company is currently evaluating the various transition provisions under SFAS 123R and will adopt SFAS 123R effective July 1, 2005, which is expected to result in increased compensation expense in future periods.

      In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an Amendment of APB No. 29" (SFAS 153). The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." This standard is effective for nonmonetary asset exchanges occurring after July 1, 2005. The adoption of this standard is not expected to impact the Company's consolidated financial statements.

Off-balance sheet arrangements

      We do not have any off-balance sheet arrangements.

Contractual Obligations

==============================================================================================================================
                                                                             Payments due by period
                                                   ===========================================================================
             Contractual Obligations                 Total        Less than 1      1-3 years        3-5 years      More than 5
                                                                      year                                            years
==============================================================================================================================
[Long-Term Debt Obligations]
==============================================================================================================================
[Capital (Finance) Lease Obligations]
==============================================================================================================================
[Operating Lease Obligations]                      $  364,000      $   62,000      $  141,000      $  138,000      $   23,000
==============================================================================================================================
[Line of Credit]                                    1,998,000       1,998,000
==============================================================================================================================
[Purchase Obligations]
==============================================================================================================================
[Other Long-Term Liabilities Reflected on the
Company's Balance Sheet under the GAAP of
the primary financial statements]
==============================================================================================================================
Total                                              $2,362,000      $2,060,000      $  141,000      $  138,000      $   23,000
==============================================================================================================================

BUSINESS

Overview

      Through our wholly-owned subsidiary, Sunteck Transport Co., Inc. (Sunteck), we are a non-asset based transportation services company, providing transportation capacity and related transportation services to shippers throughout the United States, and to a lesser extent, Canada. Our non-asset based services include ground transportation coast to coast, local pick up and delivery, air freight and ocean freight. We have strategic alliances with less than truckload, truckload, air, rail and ocean common carriers to service our customers' needs. Our business services emphasize safety, information coordination and customer service and are delivered through a network of independent commissioned sales agents and third party capacity providers coordinated by us. The independent commissioned sales agents typically enter into contractual arrangements with Sunteck and are responsible for locating freight and coordinating the transportation of the freight with customers and capacity providers. The third party capacity providers consist of independent contractors who provide truck capacity to us, including owner-operators who operate under our contract carrier license, air cargo carriers and railroads. Through this network of agents and capacity providers, Sunteck operates a transportation services business with revenue of approximately $46.5 million during our most recently completed fiscal year.

      Our brokerage services are provided though a network of independent sales agents. As of February 22, 2005, we had 12 regional operating centers providing brokerage services and representatives in 21 states and Canada. Our services include arranging for the transport of customers' freight from the shippers location to the designated destination. We do not own any trucking equipment and rely on independent carriers for the movement of customers' freight. We seek to establish long-term relationships with our customers and provide a variety of logistics services and solutions to eliminate inefficiencies in our customers' supply chain management.

      Our contract carrier services, which commenced in 2003, are also provided through a network of independent sales agents. We do no own any trucking equipment and have a network of independent owner-operators who lease onto our operating authority and transport freight under the Sunteck name. As of February 22, 2005, we had seven regional operating centers providing contract carrier services, representatives in nine states and 83 independent owner-operators.

Strategy

      Our strategy is to continue to expand through affiliations with independent sales agents and through internal expansion. We have been successful at expanding our brokerage sales agent network and now have representatives in 21 states and Canada as compared to 15 states and Canada in March of 2004. We have also been successful in starting and expanding our contract carriers services as evidenced by the growth in owner operators to 83 from 43 in March 2004. In addition, we have experienced internal expansion as many of our existing agents have expanded their customer base and increased the number of transactions generated. We intend to seek, on a selective basis, acquisition of businesses that have product lines or services which complement and expand our existing services and product lines, and provide us with strategic distribution locations or attractive customer bases. Our ability to implement our growth strategy will be dependent on our ability to identify and affiliate with these agents on desirable economic terms.

Company background

      AutoInfo, Inc. was organized under the laws of the State of New York in 1976 and reincorporated under the laws of Delaware in 1987. On February 2, 2000, we filed a disclosure statement and reorganization plan pursuant to Chapter 11 of Title 11 of the United States Bankruptcy Code.

      On June 22, 2000, we entered into a Merger Agreement with Sunteck in exchange for, upon closing, ten million shares of our common stock, which constituted approximately 37% of our proposed outstanding common stock under our

Chapter 11 reorganization plan.

      On June 27, 2000, our Amended Disclosure Statement and Amended Plan of Reorganization were approved by the Bankruptcy Court.

      On August 1, 2000, we announced that the Reorganization Plan had been confirmed and would become effective, without further action by the Bankruptcy Court, upon the closing of the Sunteck merger, which occurred in December 2000.

The industry

      Prior to the mid 1980's, the trucking industry was regulated by the Interstate Commerce Commission. Deregulation brought new breath and life to the industry. This also brought with it the problem of how to navigate the transportation highway. Shippers found it difficult to locate carriers and carriers found that it was expensive to find freight. Enter the third party transportation providers-intermediaries (freight brokers, freight forwarders and logistics providers). The third party intermediary connects the shipper and the carrier and helps manage the flow of goods.

      The present market for freight moved by truck is estimated by management to exceed $200 billion per year. This is a highly fragmented industry comprised of common carriers - contract carriers - freight forwarders and freight brokers.

      The actual movement of goods is accomplished by trucking (consisting of local, over the road, truckload, and less than truckload shipments); air freight (time sensitive in nature); rail freight (non time sensitive in nature and usually less expensive than truck); and ocean freight (generally in containerized ships). Other services provided include warehousing and distribution.

      There are several trends which are relevant to the continued dependency upon and growth of the trucking industry:

      o     Just in time  service     With new  technology and a premium on cost
                                      savings,  businesses  are able to maintain
                                      smaller   inventories,   thereby  reducing
                                      carrying   costs   and   warehouse   space
                                      requirements. The impact on the freight industry is more shipments of smaller quantities that are more time sensitive and, therefore, more costly.

      o     Outsourcing               Companies  have  found it to be more  cost
                                      effective   and   efficient  to  eliminate
                                      company  owned truck  fleets and rely upon
                                      others  to  handle   their   trucking  and
                                      shipping needs.

      o     Logistics                 Small to medium size businesses, with less
                                      frequent  shipping  requirements,  utilize
                                      logistics   providers   (freight  brokers,
                                      etc.)  to  manage   all   aspects  of  the
                                      transportation, warehousing and delivery needs.

      The market for third party logistics providers is highly fragmented. It is comprised primarily of full service logistics providers, freight brokers, independent sales agents and sales representatives. Sales agents often work out of home based offices or small regional sales offices and affiliate themselves with full service brokers to provide back office services including load dispatching, bonding and licensing, billing, collection and other administrative services. Sales representatives vary from experienced people with years of freight industry experience and established client relationships to telemarketing personnel cold calling shippers and dispatchers.

      Third party logistics companies provide numerous services to clients on an outsourced basis, by contract and on demand. The continued growth of this industry has created secondary market opportunities to provide low-cost delivery to the endpoint, in addition to supply chain services of warehousing, inventory management and electronic interface with customers and suppliers. Third party logistics companies provide customized domestic and international freight transportation of customers' goods and packages, via truck, rail, airplane and ship, and provide warehousing and storage of those goods. Many companies utilize information systems and expertise to reduce inventories, cut transportation costs, speed delivery and improve customer service. The third-party logistics services business has been bolstered in recent years by the competitiveness of the global economy, which causes shippers to focus on reducing handling costs, operating with lower inventories and shortening inventory transit times. Using a network of transportation, handling and storage providers in multiple transportation modes, third-party logistics services companies seek to improve their customers' operating efficiency by reducing their inventory levels and related handling costs. Many third-party logistics service providers are non-asset-based, primarily utilizing physical assets owned by others in multiple transport modes.

      The third-party logistics services business increasingly relies upon advanced information technology to link the shipper with its inventory and as an analytical tool to optimize transportation solutions. This trend favors the larger, more professionally managed companies that have the resources to support a sophisticated information technology infrastructure. By outsourcing all non-core business services to third party providers, companies can help to control costs, eliminate staff and focus on internal business.

Operations and systems

      In our brokerage services, we process approximately 3,300 freight orders per month. Our sales agents in our 12 regional operating centers and representatives in 21 states and Canada receive customers' freight requirements daily. All agents make appropriate carrier arrangements for the pick-up and timely delivery of customers' freight.

      In our contract carrier services, we process approximately 1,000 freight orders per month. Our sales agents in our seven regional operating centers and representatives in nine states receive customers' freight requirements daily and, utilizing their respective owner-operators, make appropriate carrier arrangements for the pick-up and timely delivery of customers' freight. In addition, utilizing various sources including numerous internet based freight posting boards, our agents locate additional freight to maximize utilization of available capacity and minimize deadhead miles, or miles driven generating little or no revenue. A typical owner-operator will generate $2,500 per week in revenues.

      Our sales agents vary in level of experience from agents with years of freight industry experience and established client relationships to a more limited number of inexperienced telemarketing and operations personnel working under the direct supervision and training of experienced sales agents and dispatchers.

      We rely exclusively on independent third parties for our hauling capacity. These third party capacity providers consist of our independent owner-operators, unrelated trucking companies, air cargo carriers and railroads. Our use of capacity provided by our independent owner-operators, and other third party capacity providers allows us to maintain a lower level of capital investment, resulting in lower fixed costs.

      We utilize a state-of-the-art proprietary internet based order entry system. All agents access our web-based platform and orders are entered into a customized traffic management system, which enables us to monitor the status of all orders, generate customer billing and provide detailed transactional reports in our Florida corporate headquarters. We use these reports to monitor customer logistics and transportation usage, track customer and carrier historical data, generate detailed financial and accounting data and provide our customers with details of their supply chain activity. We maintain dual off-site storage and back up faculties to insure data integrity and safety.

Suppliers

      We use the services of various third party transportation companies. During 2004, no significant third party provider handled more than 10% of our shipping volume (measured by revenue).

Customers

      We strive to establish long-term customer relationships and, by providing a full range of logistics and supply chain services, we seek to increase our level of business with each customer. We service customers ranging from Fortune 100 companies to small businesses in a variety of industries. During 2004, no customer accounted for more than 10% of our revenues. We typically receive credit applications from all customers, review credit references and perform credit checks to ensure credit worthiness.

      Sunteck has achieved revenue growth through the addition of independent sales agents, the opening of new operations offices, an increase in the number of customers serviced, and the expansion of logistics and supply chain services we provide.

      Each operations office markets our full range of supply chain services to existing customers and pursues new customers within their local markets. We build new customer relationships by exploiting our range of logistics and supply chain services, the traffic lanes we commonly service, carrier relationships and capabilities, our industry specific expertise and our sales agents individual knowledge and experience.

      Our growth model is focused on adding sales agents in strategic markets. As this agent network is further established and expanded, we believe that significant other opportunities will emerge. Larger sales agents offices often have their own equipment (truck space), which presents the opportunity to maximize available freight and load capacity thereby increasing gross margins above historical levels. In addition, sales representatives will be added to regional operating office sales agent locations to increase market penetration. Since representatives work on a commission basis, this expansion essentially comes at no additional overhead outlay.

      Significant opportunities for expansion and growth also include strategic alliances with other service freight broker groups. This strategy will enable us to achieve strong regional penetration into new geographical markets and increase back office capabilities to service the agent network.

Competition

      The transportation industry is highly competitive and highly fragmented. In our brokerage services, our primary competitors are other non-asset based as well as asset based third party logistics companies, freight brokers, carriers offering logistics services and freight forwarders. In our contract carrier services, our competitors are other contract carriers and common carriers. We also compete with customers' and shippers' internal traffic and transportation departments as well as carriers internal sales and marketing departments directly seeking shippers' freight. We generally compete on the basis of price and the range of logistics and supply chain services offered.

Government regulation

      Our industry has long been subject to government legislation and regulation. Over the years, many changes in these laws and regulations have affected the industry and caused changes in the operating practices and the cost of providing transportation services. We cannot predict what effect, if any, legislative and regulatory changes may have on the industry in the future.

      We are licensed by the United States Department of Transportation (DOT) as a broker arranging the movement of materials by motor carrier. In this capacity, we are required to meet certain qualifications to enable us to conduct business, which includes the compliance with certain surety bond requirements. We are also licensed by the DOT as a contract carrier arranging the movement of materials by motor carrier. In this capacity, we are required to meet certain qualifications to enable us to conduct business, which includes the maintenance of $1,000,000 of general liability insurance and $100,000 of cargo insurance.

      If we fail to comply with, or lose, any required licenses, governmental regulators could assess penalties or issue a cease and desist order against our operations that are not in compliance.

Risk and liability

      In our brokerage services, we do not assume liability for loss or damage to freight; we act as the shipper's agent and arrange for a carrier to handle the freight. Therefore, we do not take possession of the shipper's freight and, accordingly, we are not liable for the carrier's negligence or failure to perform. We do assist our customers in the processing and collection of any claim. The Federal Highway Administration requires us to maintain a surety bond of $10,000, which is intended to show our financial responsibility and provide surety for the arrangements with shippers and carriers. In addition, we maintain $100,000 of contingent cargo liability insurance.

      In our contract carrier services business, we are liable for loss or damage to our customers' freight. We maintain cargo liability insurance coverage with a policy limit of $100,000 per occurrence. We have not incurred any material losses to date. Any such losses in excess of insurance limits would be accounted for as incurred for financial reporting purposes.

Intellectual property

      "AUTOINFO" is our registered trademark and service mark.

Employees

      As of June 16, 2005, we had 185 full-time employees, independent sales agents and owner-operators. None of our employees are represented by a labor union and we believe that our relationship with our employees, agents and owner-operators is good.

Available information

      Our website address is www.suntecktransport.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this prospectus. We make available free of charge through our website our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, Forms 3, 4 and 5, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

      In connection with the shares offered by this prospectus, we have filed a registration statement on Form S-2 under the Securities Act with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our shares and us you should refer to the registration statement and the accompanying exhibits and schedules.

      The public may read and copy any materials we file with the SEC, including a copy of the registration statement and the accompanying exhibits, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers such as us that file electronically with the SEC. The website address is www.sec.gov.

Properties

      We lease approximately 5,300 square feet of space for our executive offices and the headquarters of Sunteck at 6413 Congress Avenue, Boca Raton, Florida. This lease runs through April 2010 and provides for aggregate rent payments of $57,000 for the thirteen months ending February 2006, $61,000 for the thirteen months ending March 2007, $65,000 for the thirteen months ending April 2008, $68,000 for the twelve months ended April 2009 and $71,000 for the twelve months ended April 2010. We lease 1,100 square feet for our operating office at 315 Main Street, Pineville, North Carolina. The lease runs through February 2008 and provides for an annual rental of $13,000. Our regional offices are not owned or leased by us; they are owned or leased and operated by our independent sales agents.

Legal proceedings

      We are not a party to any material legal proceedings.

                                   MANAGEMENT

Executive officers and directors

      The following table sets forth the names, ages and positions of our directors, executive officers and key employees:

Name                     Age     Position
----                     ---     --------

Peter C. Einselen         65     Director
Thomas C. Robertson       59     Director
Harry Wachtel             47     President, chief executive officer and director
Mark Weiss                45     National account executive and director
William Wunderlich        57     Chief financial officer

      PETER C. EINSELEN has been a director since January 1999. Mr. Einselen has been an account executive since 1990 and served as senior vice president from 1990 to 2001 of Anderson & Strudwick, a brokerage firm,. From 1983 to 1990, Mr. Einselen was employed by Scott and Stringfellow, Incorporated, a brokerage firm.

      THOMAS C. ROBERTSON has been a director since January 1999. Mr. Robertson has been senior vice president since 2004 and was president, chief financial officer and a director from 1988 to 2004 of Anderson & Strudwick, a brokerage firm. Mr. Robertson has been president of Gardner & Robertson, a money management firm, since 1997.

      HARRY WACHTEL joined us in conjunction with the acquisition of Sunteck and has been a director, and our president and chief executive officer since December 7, 2000. Since 1997, he has been president of Sunteck. From 1992 to 1997, he served as vice president of sales and marketing for Pioneer Services, Inc., a third party, non-asset based transportation logistics provider. From 1990 to 1991 he served as president of Guaranteed Federal Financial, a mortgage origination company.

      MARK WEISS joined us in conjunction with the acquisition of Sunteck and has been a director since December 7, 2000. Since 1997, he has been employed by Sunteck as a national account executive. From 1994 to 1997 he served as a national account executive for Pioneer Services, Inc., a third party, non-asset based transportation logistics provider. From 1982 to 1994 he was president of The Picture Place Ltd. Inc., a retailer and wholesaler of photographic, video and art equipment and supplies. Mr. Weiss is the brother-in-law of Mr. Wunderlich, our executive vice president and chief financial officer.

      WILLIAM WUNDERLICH joined us in October 1992 as our vice president - finance, became chief financial officer in January 1993, president in January 1999 and, in conjunction with the acquisition of Sunteck, became executive vice president in December 2000. From 1990 to 1992, he served as vice president of Goldstein Affiliates, Inc., a public adjusting company. From 1981 to 1990, he served as executive vice president, chief financial officer and a director of Novo Corporation, a manufacturer of consumer products. Mr. Wunderlich is a Certified Public Accountant with a B.A. degree in Accounting and Economics from the City University of New York at Queens College. Mr. Wunderlich is the brother-in-law of Mr. Weiss, one of our directors.

Compensation of directors

      We do not pay any directors' fees. Directors are reimbursed for the costs relating to attending board and committee meetings. During 2003, each non-employee director was granted options to purchase a total of 77,500 shares of our common stock at prices ranging from $0.11 to $0.24 per share, the fair market value on the date of grant.

Committees of the board of directors

      Our board of directors has an audit committee and a compensation committee. The audit committee reviews the scope and results of the audit and other services provided by our independent accountants and our internal controls. The compensation committee is responsible for the approval of compensation arrangements for our officers and the review of our compensation plans and policies. Each committee is comprised of Messrs. Einselen and Robertson, our non-employee independent outside directors.

Audit committee matters

      Under its charter, the Audit Committee must pre-approve all engagements of our independent auditor unless an exception to such pre-approval exists under the Securities Exchange Act of 1934 or the rules of the Securities and Exchange Commission. Each year, the independent auditor's retention to audit our financial statements, including the associated fee, is approved by the committee before the filing of the preceding year's annual report on Form 10-KSB. At the beginning of the fiscal year, the Audit Committee will evaluate other known potential engagements of the independent auditor, including the scope of the work proposed to be performed and the proposed fees, and approve or reject each service, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. At each subsequent committee meeting, the committee will receive updates on the services actually provided by the independent auditor, and management may present additional services for approval. Typically, these would be services such as due diligence for an acquisition, that would not have been known at the beginning of the year

      Since the May 6, 2003 effective date of the Securities and Exchange Commission rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of Dworken, Hillman, LaMorte & Sterczala, P.C. was approved in advance by the Audit Committee, and none of those engagements made use of the de minimus exception to pre-approval contained in the Commission's rules.

      Our Board has determined that the Chairman of the Audit Committee, Mr. Robertson, is an "audit committee financial expert," as that term is defined in
Item 401(e) of Regulation B, and "independent" for purposes of current and recently-adopted Nasdaq listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

                        REPORT OF COMPENSATION COMMITTEE

To the Board of Directors:

Compensation policies applicable to executive officers

      The purpose of the Company's executive compensation program is to attract, retain and motivate qualified executives to manage the business of the Company so as to maximize profits and shareholder value. Executive compensation in the aggregate is made up principally of the executive's annual base salary, a bonus based upon operating earnings, a discretionary bonus which may be awarded by the Company's Compensation Committee and awards of Company stock or stock options under the Company's Stock Option Plans. The Company's Compensation Committee annually considers and makes recommendations to the Board of Directors as to executive compensation including changes in base salary, bonuses and awards of Company stock or stock options.

      Consistent with the above-noted purpose of the executive compensation program, it is the policy of the Compensation Committee, in recommending the aggregate annual compensation of executive officers of the Company, to consider the overall performance of the Company and the individual contribution and performance of the executive. The performance of the Company is the significant factor. While shareholders' total return is important and is considered by the Compensation Committee, it is subject to the vagaries of the public market place and the Company's compensation program focuses on the Company's strategic plans, corporate performance measures, and specific corporate goals which should lead to a favorable stock price. The corporate performance measure which the Compensation Committee considers include sales, earnings, return on equity and comparisons of sales and earnings with prior years and with budgets.

      The Compensation Committee does not rely on any fixed formulae or specific numerical criteria in determining an executive's aggregate compensation. It considers both corporate and personal performance criteria, competitive compensation levels, the economic environment and changes in the cost of living as well as the recommendations of management. The Compensation Committee then exercises business judgment based on all of these criteria and the purposes of the executive compensation program.

Compensation of the chief executive officer

      Mr. Wachtel's base salary of $205,000 and bonus of $125,000 for 2004 was based principally on his rights under his employment agreement with the Company.

      Mr. Wunderlich's base salary of $100,000 and bonus of $125,000 for 2004 was based principally on his rights under his employment agreement with the Company.

      Section  162(m)  of  the  Internal   Revenue  Code  of  1996,  as  amended
(the"Code"), generally disallows a tax deduction to public companies for compensation over $1 million paid to the Company's chief executive officer and four other most highly compensated executive officers, unless the compensation is considered performance based. The compensation disclosed in this Proxy Statement does not exceed the $1 million limit, and executive compensation for 1997 is also expected to qualify for deductibility. The Company currently intends to structure the performance-based portion of its executive officers' compensation to achieve maximum deductibility under Section 162(m) of the code with minimal sacrifices in flexibility and corporate objective.

                  Respectfully submitted,

                  AutoInfo, Inc. Compensation Committee
                  (Thomas Robertson and Peter Einselin)

                               COMPANY PERFORMANCE
   AND COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG AUTOINFO, THE NASDAQ
                                COMPOSITE INDEX,
                       AND THE NASDAQ TRANSPORTATION INDEX

            The following graph shows a five year comparison of cumulative total returns for AutoInfo, the NASDAQ Composite Index, and the Nasdaq Transportation Index.

            [PERFORMANCE GRAPH APPEARS HERE AND IS SUMMARIZED BELOW]

                      NASDAQ                NASDAQ
                 COMPOSITE INDEX     TRANSPORTATION INDEX     AUTOINFO, INC.

1999*                  1.00                                        1.00

2000                   0.61                  1.00                  0.38

2001                   0.48                  1.11                  1.50

2002                   0.33                  1.12                  2.38

2003                   0.49                  1.51                  3.63

2004                   0.53                  1.92                  7.63

---------
o No data is provided for the Nasdaq Transportation Index for the 1999 year as such period pre-dates AutoInfo's entry into the transportation and logistics business.

                             EXECUTIVE COMPENSATION

      Summary compensation. The following table sets forth certain information concerning compensation paid for services in all capacities awarded to, earned by or paid to our chief executive officer and the other most highly compensated executive officers during 2004, 2003 and 2002 whose aggregate compensation exceeded $100,000 (Named Executive Officers).

                                                                                   All other
Name and principal position                         Salary         Bonus          compensation
--------------------------------------------       --------       --------        ------------
Harry Wachtel
President and chief executive officer
    2004 ...................................       $205,000       $125,000             --
    2003 ...................................       $175,000       $ 51,531             --
    2002 ...................................       $175,000       $ 13,035             --

William Wunderlich
Executive vice president and chief financial
    officer
    2004 ...................................       $100,000       $125,000             --
    2003 ...................................       $ 93,750       $ 55,281             --
    2002 ...................................       $ 75,000       $ 28,035             --

Mark Weiss
National account executive
    2004 ...................................       $107,503             --             --
    2003 ...................................       $118,592             --             --
    2002 ...................................       $127,836             --             --

Option grants during the years ended December 31, 2004, 2003 and 2003

      Our Compensation Committee did not grant any options to the named executives during the years ended December 31, 2004, 2003 or 2002. During 2004, non-employee directors were granted options to purchase a total of 125,000 shares of our common stock at prices ranging from $0.29 to $0.60 per share, the fair market value on the date of grant.

      Option exercises and year-end option values. The following table provides information with respect to options exercised by the Named Executive Officers during 2004 and the number and value of unexercised options held by the Named Executive Officers as of December 31, 2004.

    Aggregated Option Exercise in Last Fiscal Year and Year-End Option Values

                                                            Number of Shares Underlying       Value of Unexercised In-the-
                                                           Unexercised Options at Fiscal        Money Options At Fiscal
                                                                       Year-End                        Year-End (2)
                                                           -----------------------------      ----------------------------
                          Shares Acquired       Value
Name                      on Exercise (#)    Realized (1)   Exercisable    Unexercisable      Exercisable    Unexercisable
----                      ---------------    ------------   -----------    -------------      -----------    -------------
Harry Wachtel                    --               --               --               --               --               --
Mark Weiss                       --               --               --               --               --               --
William Wunderlich               --               --          810,000               --         $413,000               --

----------
(1) For the purposes of this calculation, value is based upon the difference between the exercise price of the options and the stock price at date of exercise.

(2) For the purposes of this calculation, value is based upon the difference between the exercise price of the exercisable and unexercisable options and the stock price at December 31, 2004 of $0.61 per share.

                      Equity Compensation Plan Information
                          Year Ended December 31, 2004

                                                                                        Number of securities
                                       Number of securities                            remaining available for
                                       to be issued upon       Weighted-average         future issuance under
                                             exercise          exercise price of         equity compensation
                                          of outstanding          outstanding                   plans
                                             options,              options,             (excluding securities
        Plan Category                  warrants and rights    warrants and rights     reflected in column (a))
-------------------------------        --------------------   -------------------     ------------------------
                                               (a)                    (b)                       (c)
Equity compensation plans
   approved by security holders
   (1985, 1986, 1989, 1992,
   1997, 1999 and 2003 Stock
   Option Plans)                            5,594,000              $    0.28                   450,000
Equity compensation plans not
   approved by security
   holders(1)                                      --                     --                        --
                                            =========              =========                 =========

Total                                       5,594,000              $    0.28                   450,000
                                            =========              =========                 =========

(1) We do not have any equity compensation plans which have not been approved by security holders.

Employment agreements

      In December 2000, we entered into employment agreements (which were subsequently amended and modified during 2003 and 2004) with Messrs. Wachtel and Wunderlich providing for their employment, as our chief executive officer and chief financial officer, respectively, for terms expiring on March 31, 2006, subject to automatic one-year renewals unless either party gives written notice ninety days prior to the end of the then current term of the agreement. The agreements provide for annual base salaries of $205,000 and $100,000, respectively, and for participation in all executive benefit plans. Each of Mr. Wachtel's and Mr. Wunderlich's agreements provide that they will each be entitled to a bonus equal to 10% of our consolidated pre-tax profit (as defined) up to $1,250,000. Further, Mr. Wachtel's agreement provides, among other things, that, if employment is terminated without cause (as defined) or if he terminates his employment for good reason (as defined) or within six months after a change of control (as defined), we will pay him an amount equal to his respective current base salary plus the average incentive compensation due to him during the remaining term of the agreement.

Limitation of directors' liability and indemnification

      Our certificate of incorporation limits the liability of individual directors for specified breaches of their fiduciary duty. The effect of this provision is to eliminate the liability of directors for monetary damages arising out of their failure, through negligent or grossly negligent conduct, to satisfy their duty of care, which requires them to exercise informed business judgment. The liability of directors under the federal securities laws is not affected. A director may be liable for monetary damages only if a claimant can show receipt of financial benefit to which the director is not entitled, intentional infliction of harm on us or on our shareholders, a violation of section 174 of the Delaware General Corporation Law (dealing with unlawful distributions to shareholders effected by vote of directors), and any amended or successor provision thereto, or an intentional violation of criminal law.

      Our certificate of incorporation also provides that we will indemnify each of our directors or officers, and their heirs, administrators, successors and assigns against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid or to be paid in settlement before or after suit is commenced, actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding, in which they, or any of them are made parties, or which may be asserted against them or any of them by reason of being, or having been, directors or officers of the corporation, except in relation to such matters in which such director or officer shall be adjudged to be liable for his own negligence or misconduct in the performance of his duty.

      There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which we are required or permitted to provide indemnification, except as set forth under Certain Relationships and Related Party Transactions. We are also not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons under our certificate of incorporation, we have been informed that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Code of ethics

      We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions. This code of ethics is posted on our website at www.suntecktransport.com.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In August 2001, we entered into a $500,000 line of credit agreement with James T. Martin, a significant stockholder, secured by our accounts receivable. Interest on the outstanding borrowings was 17% per annum, payable quarterly in arrears. This line of credit was repaid in full in May 2003. Interest of $35,000 was charged to operations in 2003.

      In December 2001, we lent $100,000 to the father-in-law of Harry Wachtel, our president. This loan bore interest at 4% per annum and was due in December 2006. This loan was repaid in March 2004.

      In December 2000, we obtained financing totaling $575,000, including $363,000 from certain related parties, in the form of ten year 12% subordinated convertible debentures. The financing was provided in part by Harry Wachtel, our president and chief executive officer ($200,000), William Wunderlich, our chief financial officer ($25,000), two of our outside independent directors, Peter Einselen ($25,000) and Thomas Robertson ($25,000), and James Martin, a significant stockholder ($88,000). Interest of $4,000 and $69,000 was charged to operations in each of 2004 and 2003, respectively. In January 2004, these debentures were acquired by Kinderhook Partners, LP in a private placement transaction from the holders and were subsequently converted into 2,300,000 shares of our common stock.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding the beneficial ownership of our common shares as of the date of this prospectus by:

      o each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding common shares;

      o     each of our directors;

      o each executive officer named in the summary compensation table above; and

      o     all of our directors and executive officers as a group.

      We determined beneficial ownership in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated, we believe that the persons or entities named in the following table have sole voting and investment power with respect to all shares of common stock as beneficially owned by them, subject to community property laws where applicable.

                 Name of                        Shares of Common Stock         Percentage
           Beneficial Owner (1)                   Beneficially Owned          Of Ownership
           --------------------                   ------------------          ------------
(i) Directors and Executive Officers
Harry Wachtel                                       7,560,000(2)                  24.1%
Thomas C. Robertson                                   240,000(3)                     *
Peter C. Einselen                                     410,000(3)                   1.3%
Mark Weiss                                            950,000(5)                   3.0%
William I. Wunderlich                               1,525,000(4)(6)                4.7%
All executive officers and directors as
a group (5 persons)                                 9,125,000(7)                  28.0%

(ii) 5% Stockholders
James T. Martin                                     6,270,000                     20.0%
Kinderhook Partners                                 5,159,236                     16.4%

----------
*     Less than 1%

(1) Unless otherwise indicated below, each director, executive officer and each 5% stockholder has sole voting and investment power with respect to all shares beneficially owned. The address for Mr. Wachtel and Mr. Wunderlich is c/o AutoInfo, Inc., 6413 Congress Avenue, Suite 260, Boca Raton, FL 33487. The address for Mr. Martin is c/o Bermuda Trust Company, Compass Point Road, 9 Bermudian Road, Hamilton HM11, Bermuda. The address for Kinderhook Partners is One Executive Drive, Suite 160, Fort Lee, NJ 07024.

(2) Includes 1,560,000 shares with respect to which Mr. Wachtel has been granted voting rights pursuant to voting proxy agreements.

(3)   Includes 180,000 shares issuable upon the exercise of stock options.

(4)   Includes 810,000 shares issuable upon the exercise of stock options.

(5) Includes 950,000 with respect to which Mr. Weiss has granted voting rights to Mr. Wachtel pursuant to a voting proxy agreement. Mr. Weiss retains full control over the disposition of these shares.

(6) Includes 610,000 with respect to which Mr. Wunderlich has granted voting rights to Mr. Wachtel pursuant to a voting proxy agreement. Mr. Wunderlich retains full control over the disposition of these shares.

(7) Assumes that all currently exercisable options or warrants owned by members of this group have been exercised.

                            DESCRIPTION OF SECURITIES

      Our authorized capital stock consists of 110,000,000 shares, including 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Our board of directors may designate the rights and preferences of the preferred stock. Preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a takeover of the company. See "Anti-Takeover Provisions." As of June 16, 2005, there were issued and outstanding 31,607,189 shares of common stock and no shares of preferred stock.

      The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation does not impose any supermajority vote requirements.

Common stock

      Under our Restated Certificate of Incorporation, shares of our common stock are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations and restrictions as apply to other shares.

      Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights. Accordingly, subject to any voting rights of holders of any preferred stock that may be issued, holders of a plurality of our common stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election. The presence of a majority of the voting power of our outstanding capital stock constitutes a quorum.

      The holders of our common stock are entitled to dividends when and if declared by our board of directors from legally available funds. The holders of our common stock are also entitled to share pro rata in any distribution to stockholders upon our liquidation or dissolution.

      None of the shares of our common stock:

      o     have preemptive rights;

      o     are redeemable;

      o     are subject to assessments or further calls;

      o     have conversion rights; or

      o     have sinking fund provisions.

Preferred stock

      We are currently authorized to issue 10,000,000 shares of preferred stock in one or more series. No series has been designated. Our board of directors may determine the terms of the preferred stock at the time of its issuance without action by our stockholders. The terms of any issuance of preferred stock may include:

      o voting rights, including the right to vote as a series on particular matters, which could be superior to those of our common stock;

      o preferences over our common stock as to dividends and distributions in liquidation;

      o conversion and redemption rights, including the right to convert into shares of our common stock; and

      o     sinking fund provisions.

Outstanding options and warrants

      At June 16, 2005, we had outstanding 5,732,372 stock options granted to employees and consultants. These options have exercise prices ranging from $0.05 to $0.65 per share, with an average weighted exercise price of $ 0.33, and expire between May 2007 and November 2013. Of the options outstanding at June 16, 2005, 2,279,964 are vested and currently exercisable.

Registration rights

      Other than the registration rights with respect to the shares offered by this Prospectus, we do not have any contractual obligations to register any shares of our common stock.

Voting rights

      In June 2001, each of William Wunderlich, our chief financial officer and Marc Weiss, a director, granted to Harry Wachtel, our president and chief executive officer, an irrevocable proxy to vote 610,000 and 950,000, respectively, of shares of our common stock they owned. These proxies were granted in conjunction with the purchase by the holders of the subject shares from Mr. Wachtel in a private placement transaction.

Transfer agent

      The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, located in New York, New York.

                              SELLING STOCKHOLDERS

      Kinderhook Partners, LP (Kinderhook) acquired the shares of common stock offered hereby in three transactions. In January 2004, 1,333,333 shares of common stock were acquired from us, in a private placement transaction, for a total consideration of $442,000, or approximately $.33 per share. Simultaneously with this purchase, Kinderhook acquired all of our then outstanding 12% Convertible Debentures ($575,000 principal amount) in a private transaction with the existing debenture holders and immediately converted these debentures into 2,300,000 shares of common stock. Subsequently, in November 2004, Kinderhook acquired 727,500 shares of common stock from two of our affiliates, Mr. Wachtel and Mr. Wunderlich, in a private placement transaction, for $0.34 per share. Mr. Shah acquired his shares of common stock offered hereby in the November 2004 transaction on the same terms and conditions. In connection with each of these transactions, we undertook to file and process to effectiveness a resale prospectus covering the shares acquired.

      The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of June 16, 2005, by each selling stockholder. The number of shares in the column labeled "Shares
Being Offered" represent all of the shares that the selling stockholder may offer under this prospectus. The table assumes that the selling stockholder sells all of the shares. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholder will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares other than our agreement with the selling stockholder to maintain the effectiveness of this registration statement for up to two years. Each of the selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sale of our shares under this prospectus.

                               Number of                                          Number of
                               shares Owned                        Number of      Shares Owned
Name and Address of            Before the          Percentage      Shares         After the           Percentage
Beneficial Owner (1)           Offering            of Class        Offered        Offering            of Class
--------------------           ------------        ----------      ---------      ------------        ----------
Kinderhook Partners, LP(2)       5,159,236            16.4%        4,360,833         798,403             2.5%
Vinoray R. Shah                     22,500              (3)           22,500               0              (3)

----------
(1) The address of Kinderhook Partners, LP is One Executive Drive, Suite 160, Fort Lee, NJ 07024. The address of Vinoray R. Shah is 50 Hilltop Road, Longmeadow, MA 01106. None of the selling stockholders currently own any options, warrants or other derivative securities convertible into shares of our common stock.

(2) The General Partner of Kinderhook Partners, LP is Kinderhook GP, LLC. Stephen J. Clearman is the managing member of Kinderhook GP, LLC. Kinderhook GP, LLC and Stephen J. Clearman each disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein.

(3)   Less than 1%.

                              PLAN OF DISTRIBUTION

      We are registering shares of our common stock under the Securities Act for sale by the selling stockholder. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholder's interests. We have agreed to pay the costs and fees of registering the shares, including the preparation of the registration statement that includes this prospectus, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares, including attorneys' fees.

      The selling stockholders may sell the shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholder may sell some or all of their shares through:

      o a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

      o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

      o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

      When selling the shares, the selling stockholders may enter into hedging transactions. For example, the selling stockholder may:

      o enter into transactions involving short sales of the shares by broker-dealers;

      o sell shares short themselves and redeliver such shares to close out their short positions;

      o enter into option or other types of transactions that require the selling stockholder to deliver shares to a broker-dealer, who will then resell or transfer the shares under this prospectus; or

      o loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

      The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholder may allow other broker-dealers to participate in resales. However, the selling stockholders may, and any broker-dealers involved in the sale or resale of the shares will, qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the Securities Act. If a selling stockholder qualifies as an "underwriter," it will be subject to the prospectus delivery requirements of
Section 5(b)(2) of the Securities Act.

      The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Securities Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares pursuant to this prospectus. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the registration statement must be filed with the Securities and Exchange Commission.

      From time to time this prospectus will be supplemented and amended as required by the Securities Act of 1933, as amended. During any time when a supplement or amendment is so required, the selling stockholder is to cease sales until the prospectus has been supplemented or amended. Pursuant to the registration rights granted to certain of the selling stockholder, we have agreed to update and maintain the effectiveness of this prospectus.

      In addition to selling their shares under this prospectus, the selling stockholders may:

      o     agree  to  indemnify  any  broker-dealer  or agent  against  certain
            liabilities  related  to  the  selling  of  the  shares,   including
            liabilities arising under the Securities Act;

      o     transfer  its shares in other ways not  involving  market  makers or
            established   trading   markets,   including   directly   by   gift,
            distribution, or other transfer; or

      o sell its shares pursuant to Rule 144 under the Securities Act rather than pursuant to this prospectus, if the shares are eligible for such sale and the transaction meets the requirements of Rule 144.

                                  LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed upon for us by Morse, Zelnick, Rose & Lander LLP, New York, New York.

                                     EXPERTS

      Dworken, Hillman, LaMorte & Sterczala, P.C., independent registered public accounting firm, have audited our financial statements as of and for the years ended December 31, 2002 2003 and 2004 as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Dworken, Hillman, LaMorte & Sterczala, P.C.'s report, given on their authority as experts in accounting and auditing.

                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

      Our Restated Certificate of Incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law and that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

      o for any breach of the director's duty of loyalty to us or our stockholders;

      o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

      o under section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

      o for any transaction from which the director derives an improper personal benefit.

      These provisions require us to indemnify our directors and officers unless restricted by Delaware law and eliminate our rights and those of our stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect our ability or that of its stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which the offer or solicitation is unlawful.

                                   ----------

                                Table of Contents

                                                                            Page

Prospectus Summary .....................................................       3
Risk Factors ...........................................................
Forward Looking Statements .............................................
Use of Proceeds ........................................................
Dividend Policy ........................................................
Capitalization .........................................................
Price Ranges of Our Common Stock .......................................
Selected Consolidated Financial Data ...................................
Management's Discussion and
    Analysis of Financial Condition
    and Results of Operations ..........................................
Business ...............................................................
Management .............................................................
Certain Relationships and Related
    Party Transactions .................................................
Security Ownership of Certain
    Beneficial Owners and
    Management .........................................................
Description of Securities ..............................................
Selling Stockholders ...................................................
Plan of Distribution ...................................................
Legal Matters ..........................................................
Experts ................................................................
Index to Financial Statements ..........................................     F-1

                                   ----------

================================================================================

                                4,383,333 Shares

                                       of

                                  Common Stock

                                 AUTOINFO, INC.

                                   ----------

                                   PROSPECTUS

                                   ----------

                               _________ ___, 2005

================================================================================

                         AUTOINFO, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2005 and 2004

        Consolidated Balance Sheets                                          F-2

        Consolidated Statements of Income                                    F-3

        Consolidated Statements of Cash Flows                                F-4

        Notes to Consolidated Financial Statements                           F-5

Audited  Financial  Statements for the Years Ended  December 31, 2004,  2003 and
2003

        Report of Independent Registered Public Accounting Firm             F-10

        Consolidated Balance Sheets                                         F-11

        Consolidated Statements of Income                                   F-12

        Consolidated Statements of Stockholders' Equity                     F-13

        Consolidated Statements of Cash Flows                               F-14

        Notes to Consolidated Financial Statements                          F-15

Information required by schedules called for under Regulation S-X is either not applicable or is included in the Consolidated Financial Statements or Notes thereto.

                         AUTOINFO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                March 31,        December 31,
                                                                  2005               2004
                                                              ------------       ------------
                                                                Unaudited           Audited
ASSETS

Current assets:
   Cash                                                       $     51,000       $     38,000
   Accounts receivable                                           9,557,000          9,658,000
   Other current assets                                            331,000            679,000
   Deferred income taxes (Note 2)                                  391,000            369,000
                                                              ------------       ------------

         Total current assets                                   10,330,000         10,744,000

Fixed assets, net of accumulated depreciation                      106,000             69,000

Deferred income taxes (Note 2)                                     986,000            952,000

Other assets                                                        90,000             30,000
                                                              ------------       ------------

                                                              $ 11,512,000       $ 11,795,000
                                                              ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Loan payable                                             $  1,753,000       $  1,998,000
     Accounts payable and accrued liabilities                    4,914,000          5,385,000
                                                              ------------       ------------
          Total current liabilities                              6,667,000          7,383,000
                                                              ------------       ------------

Stockholders' Equity
   Preferred stock - authorized 10,000,000 shares
      $.001 par value; issued and outstanding - 0 shares
      as of March 31, 2005 and December 31, 2004                        --                 --
   Common stock - authorized 100,000,000 shares
      $.001 par value; issued and outstanding -
      31,367,000 shares as of March 31, 2005 and
      31,218,000 shares as of December 31, 2004                     31,000             31,000
   Other capital                                                   324,000            324,000
   Deferred compensation                                          (260,000)          (277,000)
    Additional paid-in capital                                  19,049,000         19,026,000
    Deficit                                                    (14,299,000)       (14,692,000)
                                                              ------------       ------------
        Total stockholders' equity                               4,845,000          4,412,000
                                                              ------------       ------------

                                                              $ 11,512,000       $ 11,795,000
                                                              ============       ============

        The accompanying notes are an integral part of these consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)

                                                         Three Months Ended
                                                              March 31,
                                                         2005           2004
                                                     -----------    -----------

Gross revenues                                       $14,915,000    $ 8,159,000
Cost of transportation                                11,848,000      6,681,000
                                                     -----------    -----------

Net revenues                                           3,067,000      1,478,000
                                                     -----------    -----------

Commissions                                            1,900,000        840,000
Operating expenses                                       760,000        449,000
                                                     -----------    -----------
                                                       2,660,000      1,289,000
                                                     -----------    -----------

Income from operations                                   407,000        189,000
Interest expense                                          48,000         14,000
                                                     -----------    -----------

Income before income taxes                               359,000        175,000
Income taxes (benefit)  (Note 2)                         (34,000)        (1,000)
                                                     -----------    -----------

Net income                                           $   393,000    $   176,000
                                                     ===========    ===========

Basic and diluted net income per share               $       .01    $       .01
                                                     ===========    ===========

Weighted average number of common shares (basic)      31,338,000     30,172,000
                                                     -----------    -----------
Weighted average number of common shares (diluted)    34,177,000     32,611,000
                                                     -----------    -----------

        The accompanying notes are an integral part of these consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                         Three Months Ended
                                                              March 31,
                                                          2005           2004
                                                       ---------      ---------
Cash flows from operating activities:
Net income                                             $ 393,000      $ 176,000
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Change in allowance for doubtful accounts            45,000         13,000
     Depreciation and amortization                        10,000          8,000
     Deferred compensation expense                        17,000          8,000
     Deferred income taxes                               (56,000)       (11,000)
Changes in assets and liabilities:
     Accounts receivable                                  56,000       (243,000)
     Other current assets                                348,000         32,000
     Loan receivable                                          --        100,000
     Other assets                                        (60,000)       (23,000)
     Accounts payable and accrued liabilities           (471,000)        59,000
                                                       ---------      ---------

Net cash provided by operating activities                282,000        119,000
                                                       ---------      ---------

Cash flows from investing activities:
     Capital expenditures                                (47,000)        (1,000)
                                                       ---------      ---------
Net cash used in investing activities                    (47,000)        (1,000)
                                                       ---------      ---------

Cash flows from financing activities:
    Exercise of stock options                             23,000          5,000
    Decrease in  loan payable, net                      (245,000)      (677,000)
    Sale of common stock                                                442,000
                                                       ---------      ---------
Net cash used in financing activities                   (222,000)      (230,000)
                                                       ---------      ---------

Net change in cash                                        13,000       (112,000)
Cash at beginning of period                               38,000        133,000
                                                       ---------      ---------

Cash at end of period                                  $  51,000      $  21,000
                                                       =========      =========

        The accompanying notes are an integral part of these consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

        Note 1. - Business and Summary of Significant Accounting Policies

Business

      The Company, through its wholly-owned subsidiary, Sunteck Transport Co., Inc. (Sunteck), is a non-asset based transportation services company. As a non-asset based provider of brokerage and contract carrier transportation services, the Company does not own any equipment and its services are provided through its strategic alliances with less than truckload, truckload, air, rail, ocean common carriers and independent owner-operators to service customers' needs. The Company's brokerage and contract carrier services are provided though a network of independent sales agents throughout the United States and Canada. During its most recently completed fiscal year, the Company generated revenue, net revenue and net income of approximately $46.5 million, $8.7 million and $1.5 million, respectively.

                   Summary of Significant Accounting Policies

Basis of Presentation

      The financial statements of the Company have been prepared using the accrual basis of accounting under accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation

      The consolidated financial statements include the accounts of the AutoInfo, Inc. (the Company), its wholly-owned subsidiary Sunteck Transport Co., Inc. and its wholly-owned subsidiary Sunteck Transport & Logistics, Inc., collectively (Sunteck). All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

      As a third party transportation logistics provider, the Company acts as the shippers' agent and arranges for a carrier to handle the freight. Gross revenues consist of the total dollar value of services purchased by shippers. Revenue is recognized upon the delivery of freight, at which time the related transportation cost, including commission, is also recognized. At that time, the Company's obligations are completed and collection of receivables is reasonably assured.

      Emerging Issues Task Force No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent" (EITF 99-19), establishes criteria for recognizing revenues on a gross or net basis. The Company is the primary obligor in its transactions, has all credit risk, maintains substantially all risk and rewards, has discretion in selecting the supplier, and has latitude in pricing decisions. Accordingly, the Company records all transactions at the gross amount, consistent with the provisions of EITF 99-19.

Provision For Doubtful Accounts

      The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may become uncollectible in the future based on current economic trends, its historical payment and bad debt write-off experience, and any specific customer related collection issues.

Cash

      From time to time, the Company has on deposit at financial institutions cash balances which exceed federal deposit insurance limitations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Fixed Assets

      Fixed assets as of March 31, 2005 and December 31, 2004, consisting predominantly of furniture, fixtures and equipment, were carried at cost net of accumulated depreciation. Depreciation of fixed assets was provided on the straight-line method over the estimated useful lives of the related assets which range from three to five years.

Income Per Share

      Basic income per share is based on net income divided by the weighted average number of common shares outstanding. Common stock equivalents outstanding were 2,839,000 and 2,439,000, respectively, for the periods ended March 31, 2005 and 2004.

Use of Estimates

      The preparation of these financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The Company believes that all such assumptions are reasonable and that all estimates are adequate, however, actual results could differ from those estimates.

Income Taxes

      The Company utilizes the asset and liability method for accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and future benefits to be recognized upon the utilization of certain operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

      The Company applies Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, no compensation cost has been recognized for stock options issued to employees in the financial statements.

      The pro-forma effect of options issued to employees on net income and earnings per share, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS 123, was not material to the Company's results of operations.

      The Company accounts for stock options issued to non-employees using the fair value method in accordance with SFAS 123. Deferred compensation, representing the fair market value of the options issued utilizing the Black-Scholes option-pricing model, is charged to earnings over the vesting period.

Note 2- Income Taxes

      For the periods ended March 31, 2005 and 2004, the provision for income taxes consisted of the following:

                                                       2005                          2004
                                             ------------------------------------------------------
                                              Current       Deferred        Current       Deferred
                                             ---------      ---------      ---------      ---------
      Tax expense before application of
           operating loss carryforwards      $ 143,000      $      --      $  69,000      $      --
      Tax expense (benefit) of operating
           loss carryforwards                 (121,000)       121,000        (59,000)        59,000
      Change in valuation allowance                 --       (177,000)            --        (70,000)
                                             ---------      ---------      ---------      ---------

      Income tax expense (benefit)           $  22,000      $ (56,000)     $  10,000      $ (11,000)
                                             ---------      ---------      ---------      ---------

      Deferred taxes are comprised of the following at March 31, 2005 and December 31, 2004:

                                                            March 31,      December 31,
                                                               2005             2004
                                                           -----------     ------------
                  Deferred tax assets:
                       Net operating loss carryforward     $ 5,469,000      $ 5,590,000
                                                           -----------      -----------

                  Gross  deferred tax assets                 5,469,000        5,590,000
                  Less: valuation allowance                 (4,092,000)      (4,269,000)
                                                           -----------      -----------

                  Deferred tax asset                       $ 1,377,000      $ 1,321,000
                                                           ===========      ===========

      The deferred tax asset represents expected future tax savings resulting from the Company's net operating loss carryforward. As of December 31, 2004, the Company has a net operating loss carryforward of approximately $16.5 million for federal income tax purposes which expire through 2014. Utilization of this benefit is primarily subject to the extent of future earning of the Company, and may be limited by, among other things, shareholder changes, including the possible issuance by the Company of additional shares in one or more financing or acquisition transactions. The Company has established a valuation allowance for the portion of the possible tax savings not likely to be realized by the end of the carryforward period.

      Based upon available objective evidence, including the Company's post-merger history of profitability, management believes it is more likely than not that forecasted taxable income will be sufficient to utilize a portion of the net operating loss carryforward before its expiration in 2014. However, there can be no assurance that the Company will meet its expectations of future income.

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AutoInfo, Inc.

We have audited the accompanying consolidated balance sheets of AutoInfo, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AutoInfo, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

February 11, 2005
Shelton, Connecticut


                                /s/ Dworken, Hillman, LaMorte & Sterczala, P.C.
                                -----------------------------------------------
                                Dworken, Hillman, LaMorte & Sterczala, P.C.

                         AUTOINFO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                   ASSETS (Note 2)
                                                                             December 31
                                                                   ------------------------------
                                                                       2004              2003
                                                                   ------------      ------------
Current assets:
   Cash and cash equivalents                                       $     38,000      $    133,000
   Accounts receivable, net of allowance for doubtful accounts of $125,000 and $60,000 as of December 31 2004 and 2003,
respectively                                                          9,658,000         4,881,000
   Loan receivable (Note 3)                                                  --           100,000
   Deferred income taxes  (Note 4)                                      369,000           248,000
   Other current assets                                                 679,000           292,000
                                                                   ------------      ------------

Total current assets                                                 10,744,000         5,654,000

Fixed assets, net of depreciation                                        69,000            71,000

Deferred income taxes (Note 4)                                          952,000           536,000

Other assets                                                             30,000            25,000
                                                                   ------------      ------------

                                                                   $ 11,795,000      $  6,286,000
                                                                   ============      ============

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Loan payable (Note 2)                                           $  1,998,000      $  1,046,000
   Convertible subordinated debentures (Note 2)                              --           575,000
   Accounts payable and accrued liabilities                           5,385,000         2,773,000
                                                                   ------------      ------------

Total current liabilities                                             7,383,000         4,394,000
                                                                   ------------      ------------

Commitments and contingencies (Note 5)

Stockholders' equity : (Note 6)
  Common stock - authorized 100,000,000 shares, $.001 par
    value; issue and outstanding 31,218,000 and 27,383,000 as
    of December 31, 2004 and 2003, respectively                          31,000            27,000
   Other capital                                                        324,000                --
   Deferred compensation                                               (277,000)               --
  Additional paid-in capital                                         19,026,000        18,023,000
  Deficit                                                           (14,692,000)      (16,158,000)
                                                                   ------------      ------------

  Total stockholders' equity                                          4,412,000         1,892,000
                                                                   ------------      ------------

                                                                   $ 11,795,000      $  6,286,000
                                                                   ============      ============

        The accompanying notes are an integral part of these consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                               For The Years Ended December 31,
                                                       ------------------------------------------------
                                                           2004              2003              2002
                                                       ------------      ------------      ------------
Gross revenues                                         $ 46,492,000      $ 27,171,000      $ 18,863,000
Cost of transportation                                   37,758,000        22,095,000        15,495,000
                                                       ------------      ------------      ------------

Net revenues                                              8,734,000         5,076,000         3,368,000
                                                       ------------      ------------      ------------

Commissions                                               5,179,000         2,955,000         1,827,000
Operating expenses                                        2,449,000         1,450,000         1,057,000
                                                       ------------      ------------      ------------
                                                          7,628,000         4,405,000         2,884,000
                                                       ------------      ------------      ------------

Income from operations                                    1,106,000           671,000           484,000
                                                       ------------      ------------      ------------

Other charges (credits):
   Investment income                                             --            (6,000)          (26,000)
   Interest expense                                         120,000           131,000           154,000
                                                       ------------      ------------      ------------
                                                            120,000           125,000           128,000
                                                       ------------      ------------      ------------

Income before income taxes (benefit)                        986,000           546,000           356,000
Income taxes (benefit) (Note 4)                            (480,000)         (754,000)           16,000
                                                       ------------      ------------      ------------

Net income                                             $  1,466,000      $  1,300,000      $    340,000
                                                       ============      ============      ============

Net income per share (basic)                           $        .05      $        .05      $        .01
Net income per share (diluted)                         $        .04      $        .05      $        .01

Weighted average number of common shares (basic)         30,915,000        27,355,000        27,305,000

Weighted average number of common shares (diluted)       33,438,000        28,789,000        27,940,000

        The accompanying notes are an integral part of these consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                  Shares of
                                    Common                                                         Additional
                                    Stock           Common           Other        Deferred         Paid - In
                                 Outstanding         Stock          Capital     Compensation         Capital         Deficit
                                 ------------    ------------    ------------   -------------     ------------    ------------
Balance, January 1, 2002           27,298,000    $     27,000    $         --    $         --     $ 18,014,000    $(17,798,000)

Exercise of stock options              50,000              --                                            5,000

Net income                                                                                                             340,000
                                 ------------    ------------    ------------    ------------     ------------    ------------

Balance, December 31, 2002         27,348,000          27,000              --              --       18,019,000     (17,458,000)

Exercise of stock options              35,000              --                                            4,000

Net income                                                                                                           1,300,000
                                 ------------    ------------    ------------    ------------     ------------    ------------

Balance, December 31, 2003         27,383,000          27,000              --              --       18,023,000     (16,158,000)

Sale of common shares               1,333,000           2,000                                          415,000

Conversion of subordinated
    debentures (Note 2)             2,300,000           2,000                                          573,000

Exercise of stock options             202,000              --                                           15,000

Options granted under stock
option plans to non-employees                                         324,000        (324,000)

Compensation expense                                                                   47,000

Net income                                                                                                           1,466,000
                                 ------------    ------------    ------------    ------------     ------------    ------------

Balance, December 31, 2004         31,218,000    $     31,000    $    324,000    $   (277,000)    $ 19,026,000    $(14,692,000)
                                 ============    ============    ============    ============     ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         For The Years Ended December 31,
                                                   -------------------------------------------
                                                       2004            2003            2002
                                                   -----------     -----------     -----------
Cash flows from operating activities:
  Net income                                       $ 1,466,000     $ 1,300,000     $   340,000
  Adjustments to reconcile net income to net
    cash used in  operating activities:
      Change in allowance for doubtful accounts         65,000              --          40,000
      Depreciation and amortization expenses            40,000          38,000          18,000
      Deferred compensation expense                     47,000              --              --
      Deferred income taxes                           (537,000)       (784,000)             --

Changes in assets and liabilities:
    Accounts receivable                             (4,842,000)     (1,885,000)     (1,678,000)
    Other current assets                              (398,000)       (218,000)         (9,000)
    Other assets                                       105,000          (2,000)        (23,000)
    Accounts payable and accrued liabilities         2,612,000         492,000       1,141,000
                                                   -----------     -----------     -----------

Net cash used in operating activities               (1,442,000)     (1,059,000)       (171,000)
                                                   -----------     -----------     -----------

Cash flows from investing activities:
    Capital expenditures                               (37,000)        (42,000)        (48,000)
    Redemption of short-term investments                    --              --          13,000
                                                   -----------     -----------     -----------

Net cash used in investing activities                  (37,000)        (42,000)        (35,000)
                                                   -----------     -----------     -----------

Cash flows from financing activities:
    Sale of common shares                              417,000

    Exercise of stock options                           15,000           4,000           5,000
    Increase in  borrowings                            952,000         546,000              --
                                                   -----------     -----------     -----------

Net cash  provided by  financing activities          1,384,000         550,000           5,000
                                                   -----------     -----------     -----------

Net change in cash and cash equivalents                (95,000)       (551,000)       (201,000)
Cash and cash equivalents, beginning of year           133,000         684,000         885,000
                                                   -----------     -----------     -----------

Cash and cash equivalents, end of year             $    38,000     $   133,000     $   684,000
                                                   ===========     ===========     ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

Note 1 - Business and Summary of Significant Accounting Policies

Business

      Through our wholly-owned subsidiary, Sunteck Transport Co., Inc. (Sunteck), we are a non-asset based transportation services company, providing transportation capacity and related transportation services to shippers throughout the United States, and to a lesser extent, Canada. Our non-asset based services include ground transportation coast to coast, local pick up and delivery, air freight and ocean freight. We have strategic alliances with less than truckload, truckload, air, rail and ocean common carriers to service our customers' needs. Our business services emphasize safety, information coordination and customer service and are delivered through a network of independent commissioned sales agents and third party capacity providers coordinated by us. The independent commissioned sales agents typically enter into contractual arrangements with Sunteck and are responsible for locating freight and coordinating the transportation of the freight with customers and capacity providers. The third party capacity providers consist of independent contractors who provide truck capacity to us, including owner-operators who operate under our contract carrier license, air cargo carriers and railroads. Through this network of agents and capacity providers, Sunteck operates a transportation services business with revenue of approximately $47 million during our most recently completed fiscal year.

      Our brokerage services are provided though a network of independent sales agents. As of February 22, 2005, we had 12 regional operating centers providing brokerage services and representatives in 21 states and Canada. Our services include arranging for the transport of customers' freight from the shippers location to the designated destination. We do not own any trucking equipment and rely on independent carriers for the movement of customers' freight. We seek to establish long-term relationships with our customers and provide a variety of logistics services and solutions to eliminate inefficiencies in our customers' supply chain management.

      Our contract carrier services, which commenced in 2003, are also provided through a network of independent sales agents. We do no own any trucking equipment and have a network of independent owner-operators who lease onto our operating authority and transport freight under the Sunteck name. As of February 22, 2005, we had seven regional operating centers providing contract carrier services, representatives in nine states and 83 independent owner-operators.

                   Summary of Significant Accounting Policies

Basis of Presentation

      The financial statements of the Company have been prepared using the accrual basis of accounting under accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation

      The  consolidated   financial  statements  include  the  accounts  of  the
AutoInfo, Inc. (the Company), its wholly-owned subsidiary Sunteck Transport Co., Inc. and its wholly-owned subsidiary Sunteck

Transport  &  Logistics,   Inc.,   collectively   (Sunteck).   All   significant
intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

      As a third party transportation logistics provider, the Company acts as the shippers' agent and arranges for a carrier to handle the freight. Gross revenues consist of the total dollar value of services purchased by shippers. Revenue is recognized upon the delivery of freight, at which time the related transportation cost, including commission, is also recognized. At that time, the Company's obligations are completed and collection of receivables is reasonably assured.

      Emerging Issues Task Force No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent" (EITF 99-19), establishes criteria for recognizing revenues on a gross or net basis. The Company is the primary obligor in its transactions, has all credit risk, maintains substantially all risk and rewards, has discretion in selecting the supplier, and has latitude in pricing decisions. Accordingly, the Company records all transactions at the gross amount, consistent with the provisions of EITF 99-19.

Provision For Doubtful Accounts

      The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may become uncollectible in the future based on current economic trends, its historical payment and bad debt write-off experience, and any specific customer related collection issues.

Cash and Cash Equivalents

      Cash and cash equivalents consist of cash in banks.

Fixed Assets

      Fixed assets as of December 31, 2004 and 2003, consisting predominantly of furniture, fixtures and equipment, were carried at cost net of accumulated depreciation. Depreciation of fixed assets was provided on the straight-line method over the estimated useful lives of the related assets which range from three to five years.

Income Per Share

      Basic income per share is based on net income divided by the weighted average number of common shares outstanding. Common stock equivalents outstanding were 2,523,000 and 1,434,000 for the year ended December 31, 2004 and 2003, respectively.

Use of Estimates

      The preparation of these financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The Company believes that all such assumptions are reasonable and that all estimates are adequate, however, actual results could differ from those estimates.

Income Taxes

      The Company utilizes the asset and liability method for accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and future benefits to be recognized upon the utilization of certain operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

      The Company applies Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, no compensation cost has been recognized for stock options issued to employees in the financial statements.

      The pro-forma effect of options issued to employees on net income and earnings per share, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS 123, was not material to the Company's results of operations.

      The Company accounts for stock options issued to non-employees using the fair value method in accordance with SFAS 123. Deferred compensation, representing the fair market value of the options issued utilizing the Black-Scholes option-pricing model, is charged to earnings over the vesting period.

New Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R), replacing SFAS 123 and superseding Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). SFAS 123R requires public companies to recognize compensation expense for the cost of awards of equity compensation effective July 1, 2005. This compensation cost will be measured as the fair value of the award estimated using an option-pricing model on the grant date. The Company is currently evaluating the various transition provisions under SFAS 123R and will adopt SFAS 123R effective July 1, 2005, which is expected to result in increased compensation expense in future periods.

      In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an Amendment of APB No. 29" (SFAS 153). The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." This standard is effective for nonmonetary asset exchanges occurring after July 1, 2005. The adoption of this standard is not expected to impact the Company's consolidated financial statements.

Segment Information

      The Company provides transportation capacity and related logistics services through its integrated network of independent agents and third party capacity providers. For the purpose of applying Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", management has determined that it operates in a single business segment.

Note 2 - Debt

Loan Payable

      In May 2003, the Company entered into a $1.5 million Line of Credit, expiring in May 2004, with a commercial lending institution, secured by substantially all assets of the Company. In 2004, this Line of Credit was increased to $2.5 million, expiring in June 2005. The line provides for interest at the prime rate plus 1/2% and the maintenance of certain financial covenants. Interest of $59,000 and $27,000 was charged to operations in 2004 and 2003, respectively.

      In August 2001, the Company entered into a $500,000 Line of Credit Agreement with James T. Martin, a significant stockholder of the Company, secured by the Company's accounts receivable. Interest on the outstanding borrowings was 17% per annum, payable quarterly in arrears. This credit facility was repaid in full in May 2003. Interest of $35,000 was charged to operations in 2003.

Convertible Subordinated Debentures

      In December 2000, the Company obtained financing totaling $575,000 from certain related parties in the form of ten year 12% Subordinated Convertible Debentures (Debentures). In January 2004, these Debentures were converted into 2,300,000 shares of common stock. Interest of $4,000 and $69,000 was charged to operations in each of 2004 and 2003, respectively.

Note 3 - Loan Receivable

      In December 2001, the Company made a loan of $100,000 to the father-in-law of Harry Wachtel, the president of the Company. This loan bore interest at 4% per annum and was repaid in full in March 2004.

Note 4- Income Taxes

      For the years ended December 31, 2004, 2003 and 2002, the provision for income taxes consisted of the following:

                                                  2004                         2003                       2002
                                         -----------------------     -----------------------
                                          Current      Deferred       Current      Deferred       Current      Deferred
                                         ---------     ---------     ---------     ---------     ---------     ---------
Income tax expense before application
   of operating loss carryforwards       $ 393,000     $      --     $ 205,000     $      --     $ 131,000     $      --
Income tax expense (benefit) of
   Operating loss carryforwards           (336,000)      336,000      (175,000)           --      (115,000)    $      --
   Change in valuation allowance                --      (873,000)           --      (784,000)           --            --
                                         ---------     ---------     ---------     ---------     ---------     ---------

   Income tax expense (benefit)          $  57,000     $(537,000)    $  30,000     $(784,000)    $  16,000     $      --
                                         ---------     ---------     ---------     ---------     ---------     ---------

      The following table reconciles the Company's effective income tax rate on income from operations to the Federal Statutory Rate for the years ended December 31, 2004 and 2003.

                                                     2004           2003           2002
                                                    ------         ------         ------
Federal Statutory Rate                                34.0%          34.0%          34.0%

State income taxes, net of federal benefit             5.7            3.6            4.5

Effect of:
   Utilization of operating loss carryforward        (34.0)         (34.0)         (34.0)
   Change in valuation allowance                     (88.4)        (141.6)            --
                                                    ------         ------         ------
                                                     (48.7)%       (138.0)%          4.5%
                                                    ======         ======         ======

      Deferred taxes are comprised of the following at December 31, 2004 and 2003:

                                               December 31,     December 31,
                                                  2004             2003
                                               ------------     ------------
      Deferred tax asset:
           Net operating loss carryforward     $ 5,590,000      $ 5,926,000
                                               -----------      -----------

      Gross  deferred tax asset                  5,590,000        5,926,000
      Less: valuation allowance                 (4,269,000)      (5,142,000)
                                               -----------      -----------

      Deferred tax asset                       $ 1,321,000      $   784,000
                                               ===========      ===========

      The deferred tax asset represents expected future tax savings resulting from the Company's net operating loss carryforward. As of December 31, 2004, the Company has a net operating loss carryforward of approximately $16.5 million for federal income tax purposes which expire through 2014. Utilization of this benefit is primarily subject to the extent of future earning of the Company, and may be limited by, among other things, shareholder changes, including the possible issuance by the Company of additional shares in one or more financing or acquisition transactions. The Company has established a valuation allowance for the portion of the possible tax savings not likely to be realized by the end of the carryforward period.

      Based upon available objective evidence, including the Company's post-merger history of profitability, management believes it is more likely than not that forecasted taxable income will be sufficient to utilize a portion of the net operating loss carryforward before its expiration in 2014. Accordingly, in 2004 and 2003 the valuation allowance was reduced by $873,000 and $784,000, respectively. However, there can be no assurance that the Company will meet its expectations of future income.

Note 5 - Commitments and Contingencies

Leases

      The Company is obligated under non-cancelable operating leases for premises expiring at various dates through April 2010. Future minimum lease payments are $62,000, $68,000, $73,000, $67,000 and $70,000 for the years ended
December 31, 2005, 2006, 2007, 2008 and 2009, respectively. Rent expense for the years ended December 31, 2004, 2003 and 2002 was $77,000, $53,000 and 77,000,
respectively.

Other Agreements

      The Company has employment agreements with Messrs. Wachtel, the president, and Wunderlich, the executive vice president and chief financial officer of the Company, who are also stockholders. The agreements expire in March 2006 and provide for minimum annual compensation of $205,000 and $100,000, and bonuses equal to 10% of the Company's consolidated pre-tax profit (as defined) up to $1,250,000, respectively. Bonus payments to each of Messrs. Wachtel and Wunderlich were $125,000 for the year ended December 31, 2004 and $51,531 and $55,281 for the year ended December 31, 2003, respectively.

Litigation

      The Company is involved in certain litigation arising in the ordinary course of its business. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position or liquidity.

Note 6 - Stockholders' Equity

Stock Option Plans

      The Company has seven stock option plans, its 1985, 1986, 1989, 1992, 1997, 1999 and 2003 Plan (collectively, the Plans). Pursuant to the Plans, a total of 7,842,500 shares of Common Stock were made available for grant of stock options. Under the Plans, options have been granted to key personnel for terms of up to ten years at not less than fair value of the shares at the dates of grant and are exercisable in whole or in part at stated times commencing one year after the date of grant. No further grants will be made under the 1985, 1986, 1989 or 1992 Plans.

      Options have been granted under the Plans to independent sales agents under the same general terms and conditions as options granted to employees. Such option grants are primarily based upon profits generated by the grantee and act as long-term incentives for the independent sales agent to remain with the Company. Out of the total options outstanding of 5,594,000 as of December 31, 2004, 3,784,000 have been granted to agents.

      Option activity for the years ended December 31, 2004, 2003 and 2002 was as follows:

                                                Granted                    Exercisable
                                     ----------------------------   ---------------------------
                                                      Weighted                      Weighted
                                      Number of       Average       Number of       Average
                                       Shares      Exercise Price     Shares     Exercise Price
                                     ----------    --------------   ----------   --------------
Outstanding at January 1, 2002        1,461,000             .10
Forfeited during the year               (86,000)            .08
Exercised during the year               (50,000)            .10
Granted during the year               1,258,000             .13
                                      ---------      ----------

Outstanding at December 31, 2002      2,583,000             .11      1,005,000     $      .09
                                                                    ----------     ----------
Forfeited during the year              (222,000)            .10
Exercised during the year               (35,000)            .10
Granted during the year               1,769,000             .20
                                      ---------      ----------

Outstanding at December 31, 2003      4,095,000      $      .15      1,802,000     $      .10
                                                                    ----------     ----------
Forfeited during the year              (736,000)            .16
Exercised during the year              (202,000)            .07
Granted during the year               2,437,000             .44
                                      ---------      ----------

Outstanding December 31, 2004         5,594,000      $      .28      2,449,000     $      .15
                                     ----------      ----------     ----------     ----------

As of December 31, 2004, there were 450,000 shares of common stock available for
issuance  pursuant  to  future  stock  option  grants.   Additional  information
regarding options outstanding as of December 31, 2004 is as follows:

                                        Options outstanding                            Options exercisable
                                              Weighted
                                              average
                                             remaining          Weighted                               Weighted
      Range of                            contractual lie   average exercise                       average exercise
  exercise prices           Shares            (years)             price              Shares              price
    $.06 - .10              965,000             4.28              $.093              965,000             $.093
     .11 - .20            1,760,000             7.99               .152            1,096,000              .143
     .24 - .37            1,001,000             5.10               .295              367,000              .292
     .41 - .62            1,868,000             5.16               .478               21,000              .600
--------------------------------------------------------------------------------------------------------------------
    $.06 - .62            5,594,000             5.89              $.276            2,449,000             $.150
--------------------------------------------------------------------------------------------------------------------

Weighted average fair value of options granted:
            2004                                             $  .42
            2003                                             $  .20
            2002                                             $  .13

The fair value of each option  grant is estimated on the date of grant using the
Black  Scholes  option  pricing  model  with  the  following   weighted  average
assumptions by grant year. Adjustments for forfeitures are made as they occur.

                                                  2004        2003        2002
                                                 ------      ------      ------

Risk-free interest rate                            3.00%       3.00%       3.00%
Expected dividend yield                               0%          0%          0%
Expected volatility factor                        25.24%      41.06%      39.26%
Expected option term, in years                     5.48          10          10

Note 7 - Fair Value of Financial Instruments

      The following disclosures of fair value were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

      Cash, accounts receivable, loans receivable, accounts payable and accrued liabilities, loans payable and convertible subordinated debentures are carried at amounts which reasonably approximate fair value.

Note 8 - Quarterly Results of Operations (Unaudited)

                                                  Year Ended December 31, 2004
                                                         Quarter Ended
                                    --------------------------------------------------------
                                      Mar 31         June 30         Sep 30        Dec 31
                                    -----------    -----------    -----------    -----------
Gross revenues                      $ 8,159,000    $10,960,000    $12,938,000    $14,435,000
                                    -----------    -----------    -----------    -----------

                                    -----------    -----------    -----------    -----------
Net income                          $   176,000    $   271,000    $   278,000    $   741,000
                                    ===========    ===========    ===========    ===========

Basic net income per share          $      .006    $      .009    $      .009    $      .023
                                    -----------    -----------    -----------    -----------
Diluted net income per share        $      .005    $      .008    $      .008    $      .022
                                    ===========    ===========    ===========    ===========

                                                  Year Ended December 31, 2004
                                                         Quarter Ended
                                    --------------------------------------------------------
                                      Mar 31         June 30         Sep 30        Dec 31
                                    -----------    -----------    -----------    -----------
Gross revenues                      $ 5,141,000    $ 6,102,000    $ 7,552,000    $ 8,376,000
                                    -----------    -----------    -----------    -----------

                                    -----------    -----------    -----------    -----------
Net income                          $    79,000    $   108,000    $   172,000    $   941,000
                                    ===========    ===========    ===========    ===========

Basic and diluted net income per
   Share                            $      .003    $      .004    $      .006    $      .032
                                    ===========    ===========    ===========    ===========

Note 9 - Supplemental Disclosure of Cash Flow Information

Cash paid for interest in 2004, 2003 and 2002 was $59,000, $131,000 and $147,000, respectively.

The Company paid no income taxes in 2004, 2003 and 2002.

In a non-cash transaction, in January 2004, $575,000 of convertible subordinated debentures were converted into 2,300,000 shares of the Company's common stock.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following are the expenses of the issuance and distribution of the securities being registered, other than underwriting commissions and expenses, all of which will be paid by the Company. Other than the SEC registration fee all of such expenses are estimated.

Registration fee .................................................    $   258.00
Printing and Edgar Conversion expenses ...........................    $ 1,500.00
Accounting fees and expenses .....................................    $ 1,000.00
Legal fees and expenses ..........................................    $10,000.00
Transfer agent and registrar fees and expenses ...................    $    00.00
Miscellaneous ....................................................    $   242.00

         Total ...................................................    $13,000.00
                                                                      ==========

Item 15..Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law grants us the power to indemnify our directors and officers against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification in which the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

      Our Certificate of Incorporation provides that we indemnify and hold harmless each of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

      Our Certificate of Incorporation also provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director. This provision does not eliminate or limit the liability of a director:

      o for breach of his or her duty of loyalty to us or to our stockholders;

      o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      o under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions); or

      o     for any improper benefit.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Item 16. Exhibits

Exhibit
  No.                              Description
-------                            -----------

No. 3A            Certificate of Incorporation of the Company, as amended. (9)

No. 3B            Amended and Restated By-Laws of the Company. (5)

No. 4A            Specimen Stock Certificate. (2)

No. 5A            Opinion of Morse, Zelnick, Rose and Lander, LLP*

No. 9A Voting Agreement dated June 1, 2001 among Harry Wachtel, on the one hand and William Wunderlich and Marc Weiss on the other hand.*

No. 10A           1986 Stock Option Plan. (1)

No. 10B           1989 Stock Option Plan. (3)

No. 10C           1992 Stock Option Plan. (4)

No. 10D           1997 Stock Option Plan. (6)

No. 10E           1997 Non-Employee Stock Option Plan. (6)

No. 10F           1999 Stock Option Plan. (8)

No. 10G Form of Agreement and Plan of Reorganization among AutoInfo, Inc. on the one hand, and Sunteck Transport Co., Inc., et al., on the other hand, dated June 22, 2000. (7)

No. 10H           Form of Debenture dated December 6, 2000. (7)

No. 10I           Employment  Agreement  between  AutoInfo,  Inc.  and  Harry M.
                  Wachtel dated as of December 7, 2000. (9)

No. 10J           Employment  Agreement  between  AutoInfo,   Inc.  and  William
                  Wunderlich dated December 7, 2000. (9)

No. 10K Amendment to Employment Agreement between AutoInfo, Inc. and Harry M. Wachtel dated as of May 7, 2004. (11)

No. 10L Amendment to Employment Agreement between AutoInfo, Inc. and William Wunderlich dated May 7, 2004. (11)

No. 10M Stock Purchase Agreement between AutoInfo, Inc and Kinderhook Partners, LP dated January 21, 2004.(10)

No. 10N Registration Rights Agreement between AutoInfo, Inc. and Kinderhook Partners, LP, et al, dated October 4, 2004.(11)

No. 10O First Amendment to Revolving Credit and Security Agreement between Wachovia Bank and AutoInfo, Inc., et al (11)

No. 21A           Subsidiaries of the Registrant. (11)

No. 23A Consent of Dworken, Hillman, LaMorte & Sterczala, P.C., independent registered public accounting firm.

No. 23B           Consent of Morse,  Zelnick,  Rose & Lander,  LLP  (included in
                  Exhibit 5.1)*

No. 24A           Power of Attorney *

----------
*     Previously filed

(1) This Exhibit was filed as an Exhibit to our definitive proxy statement dated October 20, 1986 and is incorporated herein by reference.

(2) This Exhibit was filed as Exhibit to our Registration Statement on Form S-1 (File No. 33-15465) and is incorporated herein by reference.

(3) This Exhibit was filed as an Exhibit to our definitive proxy statement dated September 25, 1989 and is incorporated herein by reference.

(4) This Exhibit was filed as an Exhibit our definitive proxy statement dated October 2, 1992 and is incorporated herein by reference.

(5) This Exhibit was filed as an Exhibit to our Current Report on Form 8-K dated March 30, 1995 and is incorporated herein by reference.

(6) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 1997 and is incorporated herein by reference.

(7) This Exhibit was filed as an Exhibit to our Current Report on Form 8-K dated December 6, 2000 and is incorporated herein by reference.

(8) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999 and is incorporated herein by reference.

(9) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2000 and is incorporated herein by reference.

(10) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2003 and is incorporated herein by reference.

(11) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2004 and is incorporated herein by reference.

Item 17. Undertakings

      A.    The undersigned Registrant hereby undertakes:

            (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                  (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) include any additional or changed material information with respect to the plan of distribution disclosed in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4)
            For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Boca Raton, State of Florida on June 17, 2005.

                                      AUTOINFO, INC.


                                      By: /s/ Harry Wachtel
                                          --------------------------------------
                                          Harry Wachtel, Chief Executive Officer

      In accordance with the requirements of the Securities Act of 1933, as amended, the following persons have signed this Amendment No. 2 to this Registration Statement in the capacities indicated on the date set forth above.

           Signature                                       Title
           ---------                                       -----

/s/ Harry Wachtel                        Chief Executive Officer, President and
-------------------------------------    Director (principal executive officer)
Harry Wachtel

/s/ William W. Wunderlich                Chief Financial and Accounting Officer
-------------------------------------    (principal financial officer)
William W. Wunderlich

* Mark Weiss                             Director
-------------------------------------
Mark Weiss

*Peter C. Einselen                       Director
-------------------------------------
Peter C. Einselen

* Thomas C. Roberston                    Director
-------------------------------------
Thomas C. Roberston
-------------------------------------

/s/ Harry Wachtel
-------------------------------------
* By: Harry Wachtel, Attorney in fact